EXHIBIT 4.6







                      B.O.S. BETTER ON-LINE SOLUTIONS LTD.

                          SECURITIES PURCHASE AGREEMENT

                                  JUNE 10, 2004

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                                TABLE OF CONTENTS

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                                                                                PAGE
                                                                                ----
1. AGREEMENT TO SELL AND PURCHASE                                                 1

2. FEES AND WARRANT                                                               1

3. CLOSING, DELIVERY AND PAYMENT                                                  2
    3.1    CLOSING                                                                2
    3.2    DELIVERY                                                               2

4. REPRESENTATIONS AND WARRANTIES OF THE COMPANY                                  3
    4.1    ORGANIZATION, GOOD STANDING AND QUALIFICATION                          3
    4.2    SUBSIDIARIES                                                           3
    4.3    CAPITALIZATION; VOTING RIGHTS                                          3
    4.4    AUTHORIZATION; BINDING OBLIGATIONS                                     4
    4.5    LIABILITIES                                                            5
    4.6    AGREEMENTS; ACTION                                                     5
    4.7    OBLIGATIONS TO RELATED PARTIES                                         5
    4.8    CHANGES                                                                6
    4.9    TITLE TO PROPERTIES AND ASSETS; LIENS, ETC                             7
    4.10   INTELLECTUAL PROPERTY                                                  8
    4.11   COMPLIANCE WITH OTHER INSTRUMENTS                                      8
    4.12   LITIGATION                                                             8
    4.13   TAX RETURNS AND PAYMENTS                                               9
    4.14   EMPLOYEES                                                              9
    4.15   REGISTRATION RIGHTS AND VOTING RIGHTS                                  9
    4.16   COMPLIANCE WITH LAWS; PERMITS                                          9
    4.17   ENVIRONMENTAL AND SAFETY LAWS                                         10
    4.18   VALID OFFERING                                                        10
    4.19   FULL DISCLOSURE                                                       10
    4.20   INSURANCE                                                             11
    4.21   SEC REPORTS                                                           11
    4.22   LISTING                                                               11
    4.23   NO INTEGRATED OFFERING                                                11
    4.24   STOP TRANSFER                                                         11
    4.25   DILUTION                                                              11

5. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER                               12
    5.1    NO SHORTING                                                           12
    5.2    REQUISITE POWER AND AUTHORITY                                         13
    5.3    INVESTMENT REPRESENTATIONS                                            13
    5.4    PURCHASER BEARS ECONOMIC RISK                                         13
    5.5    ACQUISITION FOR OWN ACCOUNT                                           13
    5.6    PURCHASER CAN PROTECT ITS INTEREST                                    14
    5.7    ACCREDITED INVESTOR                                                   14
    5.8    LEGENDS                                                               14
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                                       i
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
6. COVENANTS OF THE COMPANY                                                      15
    6.1    STOP-ORDERS                                                           15
    6.2    LISTING                                                               15
    6.3    MARKET REGULATIONS                                                    16
    6.4    REPORTING REQUIREMENTS                                                16
    6.5    USE OF FUNDS                                                          16
    6.6    ACCESS TO FACILITIES                                                  16
    6.7    TAXES                                                                 16
    6.8    INSURANCE                                                             17
    6.9    INTELLECTUAL PROPERTY                                                 17
    6.10   PROPERTIES                                                            18
    6.11   CONFIDENTIALITY                                                       18
    6.12   REQUIRED APPROVALS                                                    18
    6.13   REISSUANCE OF SECURITIES                                              19
    6.14   OPINION                                                               19

7. COVENANTS OF THE PURCHASER                                                    20
    7.1    CONFIDENTIALITY                                                       20
    7.2    NON-PUBLIC INFORMATION                                                20

8. COVENANTS OF THE COMPANY AND PURCHASER REGARDING INDEMNIFICATION              20
    8.1    COMPANY INDEMNIFICATION                                               20
    8.2    PURCHASER'S INDEMNIFICATION                                           20

9. CONVERSION OF CONVERTIBLE NOTE                                                21
    9.1    MECHANICS OF CONVERSION                                               21

10.REGISTRATION RIGHTS                                                           23
   10.1    REGISTRATION RIGHTS GRANTED                                           23
   10.2    OFFERING RESTRICTIONS                                                 23

11.MISCELLANEOUS                                                                 23
   11.1    GOVERNING LAW                                                         23
   11.2    SURVIVAL                                                              24
   11.3    SUCCESSORS                                                            24
   11.4    ENTIRE AGREEMENT                                                      24
   11.5    SEVERABILITY                                                          24
   11.6    AMENDMENT AND WAIVER                                                  24
   11.7    DELAYS OR OMISSIONS                                                   24
   11.8    NOTICES                                                               25
   11.9    ATTORNEYS' FEES                                                       26
   11.10   TITLES AND SUBTITLES                                                  26
   11.11   FACSIMILE SIGNATURES; COUNTERPARTS                                    26
   11.12   BROKER'S FEES                                                         26
   11.13   CONSTRUCTION                                                          26
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                                LIST OF EXHIBITS
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
Form of Convertible Term Note                                            Exhibit A
Form of Warrant                                                          Exhibit B
Forms of Opinions                                                        Exhibits
                                                                         C1-C2
Form of Escrow Agreement                                                 Exhibit D
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                                      iii
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                          SECURITIES PURCHASE AGREEMENT

     THIS SECURITIES PURCHASE AGREEMENT (this "Agreement") is made and entered into as of June 10, 2004, by and among B.O.S. BETTER ON-LINE SOLUTIONS LTD., a corporation incorporated under the laws of the State of Israel (p.c. number
520042565) (the "Company"), BOScom Ltd., a corporation incorporated under the laws of the State of Israel (organizational identification number (51-2236431)
(solely with respect to the representations and warranties pertaining to it)
(the "Subsidiary"), and Laurus Master Fund, Ltd., a Cayman Islands company (the
"Purchaser").

                                    RECITALS

     WHEREAS, the Company has authorized the sale to the Purchaser of a Convertible Term Note in the aggregate principal amount of Two Million Dollars in the currency of the United States ($2,000,000) (the "Note"), which Note is convertible into shares of the Company's Ordinary Shares, NIS 4.00 nominal value per share (the "Ordinary Shares") at an initial fixed conversion price of $3.08 per share of Ordinary Shares (the "Fixed Conversion Price");

     WHEREAS, the Company wishes to issue a warrant to the Purchaser to purchase up to 130,000 Ordinary Shares (subject to adjustment as set forth therein) in connection with Purchaser's purchase of the Note;

     WHEREAS, Purchaser desires to purchase the Note and the Warrant (as defined in Section 2) on the terms and conditions set forth herein; and

     WHEREAS, the Company desires to issue and sell the Note and Warrant to Purchaser on the terms and conditions set forth herein.

                                    AGREEMENT

     NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, representations, warranties and covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. AGREEMENT TO SELL AND PURCHASE. Pursuant to the terms and conditions set forth in this Agreement, on the Closing Date (as defined in Section 3), the Company agrees to sell to the Purchaser, and the Purchaser hereby agrees to purchase from the Company, a Note in the aggregate principal amount of $2,000,000 (the "Purchase Price") convertible into the Company's Ordinary Shares in accordance with the terms of the Note and this Agreement. The issuance of the Note purchased on the Closing Date shall be known as the "Offering." A form of the Note is annexed hereto as Exhibit A. The Note will mature on the Maturity
Date (as defined in the Note). Collectively, the Note and Warrant and Ordinary
Shares issuable in payment of the Note, upon conversion of the Note and upon exercise of the Warrant are referred to as the "Securities."

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2. FEES AND WARRANT. On the Closing Date:

          (a) The Company will issue and deliver to the Purchaser a Warrant (the
     "Warrant") to purchase up to 130,000 Ordinary Shares in connection with the Offering (the "Warrant Shares") pursuant to Section 1 hereof. The Warrant must be delivered on the Closing Date. A form of Warrant is annexed hereto as Exhibit B. All the representations, covenants, warranties, undertakings, and indemnification, and other rights made or granted to or for the benefit of the Purchaser by the Company are hereby also made and granted in respect of the Warrant and the Company's Ordinary Shares issuable upon exercise of the Warrant (the "Warrant Shares").

          (b) Subject to the terms of Section 2(d) below, the Company shall pay to Laurus Capital Management, LLC, the manager of the Purchaser, a closing payment in an amount equal to three and one-half percent (3.50%) of the aggregate principal amount of the Note. The foregoing fee is referred to herein as the "Closing Payment."

          (c) The Company shall reimburse the Purchaser for its reasonable legal fees for services rendered to the Purchaser in preparation of this Agreement and the Related Agreements (as hereinafter defined), and expenses incurred in connection with the Purchaser's due diligence review of the Company and its Subsidiary and all related matters. Amounts required to be paid under this Section 2(c) for such legal fees and expenses shall be $45,000 (the "Expense Payment"), of which a deposit of $12,500 (the
     "Deposit) was previously paid by the Company to the Purchaser, and the remaining $32,500 will be paid on the Closing Date.

          (d) The Closing Payment and the Expense Payment (net of the Deposit) shall be on the Closing Date, as provided below out of funds held pursuant to a Funds Escrow Agreement of even date herewith among the Company, Purchaser, and an Escrow Agent (the "Funds Escrow Agreement") and a disbursement letter (the "Disbursement Letter").

3. CLOSING, DELIVERY, PAYMENT AND OTHER CLOSING CONDITIONS.

     3.1 CLOSING. The execution and delivery of this Agreement and the Related
Agreements shall occur upon exchange by facsimile of executed signature pages and all other documents, instruments and writings required to be delivered pursuant hereto and thereto. Subject to the terms and conditions herein, the closing of the transactions contemplated hereby (the "Closing"), shall take place on which date the conditions for Closing set forth in Section 9 herein shall be satisfied in full or waived by the Company, or at such different date as the Company and Purchaser may mutually agree (such date is hereinafter referred to as the "Closing Date").

     3.2 DELIVERY. Pursuant to the Funds Escrow Agreement in the form attached hereto as Exhibit D at the Closing on the Closing Date, the Company will deliver to the Purchaser, among other things, (i) a Note in the form attached as Exhibit
A representing the Purchase Price; (ii) a Warrant in the form attached as Exhibit B in the Purchaser's name representing 130,000 Warrant Shares, (iii) the
Closing Payment, and (iv) the Expense Payment (net of the Deposit) and the
Purchaser will deliver to the Company, among other things, the Purchase Price
[amounts set forth in the Disbursement Letter] by certified funds or wire transfer to an account designated by the Company.


                                       2
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     3.3 OTHER CLOSING CONDITIONS. Prior to closing of this transaction, the
Company will obtain the necessary board approvals.


4. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to the Purchaser as follows (which representations and warranties are supplemented by the Company's filings under the Securities Exchange Act of 1934 (collectively, the "Exchange Act Filings") and the Company's Audited
Consolidated Financial Statements as of December 31, 2003 (including the notes thereto) (the "Financial Statements")):

     4.1 ORGANIZATION, GOOD STANDING AND QUALIFICATION. Each of the Company and the Subsidiary is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation. Each of the Company and the Subsidiary has the corporate power and authority to own and operate its properties and assets and carry on its respective business as presently conducted, except as would not have a Material Adverse Effect (as defined below), and to execute and deliver, as applicable, (i) this Agreement, (ii) the Note and the Warrant to be issued in connection with this Agreement, (iii) the Master Security Agreement dated as of the date hereof among the Company and the Purchaser (as amended, modified or supplemented from time to time, the "Master
Security Agreement"), (iv) the Registration Rights Agreement relating to the
Securities dated as of the date hereof between the Company and the Purchaser,
(v) the Escrow Agreement dated as of the date hereof among the Company, the Purchaser and the escrow agent referred to therein and (vi) all other agreements related to this Agreement and the Note and referred to herein (the preceding clauses (ii) through (vi), collectively, the "Related Agreements"), to issue and sell the Note and the Ordinary Shares issuable upon conversion of the Note (the
"Note Shares"), to issue and sell the Warrant and the Warrant Shares, and to carry out the provisions of this Agreement and the Related Agreements and to carry on its business as presently conducted. Each of the Company and the Subsidiary is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so has not, or could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, liabilities, condition (financial or otherwise), properties, or operations of the Company and it Subsidiary, taken as a whole (a "Material Adverse Effect").

     4.2 [RESERVED]

     4.3 CAPITALIZATION; VOTING RIGHTS.

          (a) The authorized capital stock of the Company, as of the date hereof consists of 8,750,000 Ordinary Shares nominal value NIS 4.00 per share, of which, as of December 31, 2003, 4,167,509 Ordinary Shares are issued and 4,162,126 Ordinary Shares are outstanding.


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          (b) Except as disclosed on Schedule 4.3, the Exchange Act Filings or the Financial Statements, other than: (i) the shares reserved for issuance under the Company's stock option plans; and (ii) shares which may be granted pursuant to this Agreement and the Related Agreements, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal), proxy or shareholder agreements, or arrangements or agreements of any kind for the purchase or acquisition from the Company of any of its securities. Except as disclosed on Schedule 4.3, the Exchange Act Filings or the Financial Statements, neither the offer, issuance or sale of any of the Note or the Warrant, or the issuance of any of the Note Shares or Warrant Shares, nor the consummation of any transaction contemplated hereby will result in a change in the price or number of any securities of the Company outstanding, under anti-dilution or other similar provisions contained in or affecting any such securities.

          (c) All issued and outstanding Ordinary Shares of the Company: (i) have been duly authorized and validly issued and are fully paid and nonassessable; and (ii) were issued in compliance with all applicable state and federal laws concerning the issuance of securities.

          (d) The rights, preferences, privileges and restrictions of the Ordinary Shares are as stated in the Company's Articles of Association (the
     "Articles"). The Note Shares and Warrant Shares shall have been, on or before the Closing Date, duly and validly reserved for issuance. When issued in compliance with the provisions of this Agreement and the Company's Articles, the Securities will be validly issued, fully paid and nonassessable, and will be free of any liens or encumbrances; provided, however, that the Securities may be subject to restrictions on transfer under state, federal and/or Israeli securities laws as set forth herein or as otherwise required by such laws at the time a transfer is proposed.

     4.4 AUTHORIZATION; BINDING OBLIGATIONS. All corporate action on the part of the Company and the Subsidiary (including their respective officers and directors) necessary for the authorization of this Agreement and the Related
Agreements, the performance of all obligations of the Company hereunder and under the other Related Agreements at the Closing and, the authorization, sale, issuance and delivery of the Note and Warrant has been taken or will be taken prior to the Closing. This Agreement and the other Related Agreements, when executed and delivered and to the extent it is a party thereto, will be valid and binding obligations of the Company and with respect to the representations and warranties pertaining to it the Subsidiary, enforceable against each such person in accordance with their terms, except:

          (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights; and

          (b) general principles of equity that restrict the availability of equitable or legal remedies.

Except as disclosed on Schedule 4.4, in the Exchange Act Filings or the Financial Statements, the sale of the Note, the subsequent conversion of the
Note into Note Shares, are not and will not be subject to any preemptive rights or rights of first refusal that have not been properly waived or complied with.
The issuance of the Warrant and the subsequent exercise of the Warrant for Warrant Shares are not and will not be subject to any preemptive rights or rights of first refusal that have not been properly waived or complied with.


                                       4
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     4.5 LIABILITIES. Neither the Company nor the Subsidiary has any material contingent liabilities, except current liabilities incurred in the ordinary course of business and liabilities disclosed in any Exchange Act Filings, in the
Financial Statements or that would not be reasonably likely to have a Material
Adverse Effect.

     4.6 AGREEMENTS; ACTION. Except as set forth on Schedule 4.6 or as disclosed in any Exchange Act Filings or the Financial Statements:

          (a) there are no agreements, understandings, instruments, contracts, judgments, orders, writs or decrees to which the Company or the Subsidiary is a party or by which it is bound which may involve: (i) obligations
     (contingent or otherwise) of, or payments to, the Company in excess of $500,000 (other than obligations of, or payments to, the Company arising from purchase or sale agreements entered into in the ordinary course of business); (ii) the transfer or license of any material patent, copyright, trade secret or other proprietary right to or from the Company (other than licenses arising from the purchase of "off the shelf" or other standard products); or (iii) provisions restricting the development, manufacture or distribution of the Company's products or services.

          (b) Since December 31, 2003, neither the Company nor the Subsidiary has: (i) declared or paid any dividends, or authorized or made any distribution upon or with respect to any class or series of its share capital; (ii) incurred any indebtedness for money borrowed or any other liabilities (other than ordinary course obligations) individually in excess of $500,000 or, in the case of indebtedness and/or liabilities individually less than $500,000, in excess of $1,000,000 in the aggregate; (iii) made any loans or advances to any person (other than the Company's subsidiaries) in excess, individually or in the aggregate, of $500,000, other than ordinary course advances for travel expenses; or (iv) sold, exchanged or otherwise disposed of any of its material assets or rights, other than the sale of its inventory in the ordinary course of business or as a result of discontinued operations.

          (c) For the purposes of subsections (a) and (b) above, all indebtedness, liabilities, agreements, understandings, instruments and contracts involving the same person or entity (including persons or entities the Company has reason to believe are affiliated therewith) shall be aggregated for the purpose of meeting the individual minimum dollar amounts of such subsections.

     4.7 OBLIGATIONS TO RELATED PARTIES. Except as set forth on Schedule 4.7 or disclosed in any of the Exchange Act Filings or in the Financial Statements, there are no obligations of the Company or of the Subsidiary to officers, directors, shareholders or employees of the Company or the Subsidiary other than:


          (a) for payment of salary or fees for services rendered and for bonus payments;

          (b) reimbursement for reasonable expenses incurred on behalf of the Company and its Subsidiary;

                                       5
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          (c) for other standard employee benefits made generally available to all employees (including stock option agreements outstanding or to be entered into under any stock option plan approved by the Board of Directors of the Company); and


          (d) obligations listed in the Company's financial statements.

Except as listed in the Company's financial statements, disclosed in any of the Company's Exchange Act Filings, in the Financial Statements or set forth on
Schedule 4.7, to the Company's knowledge, none of the officers, directors, key employees or shareholders holding 10% or more of the Company's share capital or any members of their immediate families, are indebted to the Company, individually, in excess of $50,000 or have any direct or indirect ownership interest in any firm or corporation with which the Company is affiliated or with which the Company has a business relationship, or any firm or corporation which competes with the Company, other than passive investments in publicly traded companies (representing less than one percent (1%) of such company) which may compete with the Company. Except as listed in the Financial Statements, disclosed in any of the Company's Exchange Act Filings or set forth on Schedule
4.7, (i) to the Company's knowledge no officer, director or shareholder holding
10% or more of the Company's share capital, or any member of their immediate families, is, directly or indirectly, interested in any material contract between any third party and the Company and (ii) except with respect to the Company's subsidiaries, the Company is not a guarantor or indemnitor of any indebtedness of any other person, firm or corporation.

     4.8 CHANGES. Since December 31, 2003, except as disclosed in any Exchange
Act Filing, in the Financial Statements or in any Schedule to this Agreement or to any of the Related Agreements, there has not been:

          (a) any change in the business, assets, liabilities, condition
     (financial or otherwise), properties operations of the Company or its Subsidiary, which individually or in the aggregate has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

          (b) any resignation or termination of any officer, key employee or group of employees of the Company or of its Subsidiary;

          (c) any material change, except in the ordinary course of business or as would not have a Material Adverse Effect, in the contingent obligations of the Company or of its Subsidiay by way of guaranty, endorsement, indemnity, warranty or otherwise;

          (d) any damage, destruction or loss, whether or not covered by insurance, which has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

          (e) any waiver by the Company or its Subsidiary of a material right or of a material debt owed to it;

          (f) any direct or indirect loans made by the Company or its Subsidiary to any stockholder, employee, officer or director of the Company or its Subsidiary, other than advances made in the ordinary course of business or loans which do not, in the aggregate, exceed $50,000;


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          (g) any material change in any compensation arrangement or agreement with any employee, officer, director or shareholder of the Company or its
     Subsidiary

          (h) any declaration or payment of any dividend or other distribution of the assets of the Company or its Subsidiary;

          (i) any labor organization activity related to the Company or its Subsidiary;

          (j) any debt, obligation or liability incurred, assumed or guaranteed by the Company or its Subsidiary, except those for immaterial amounts and for current liabilities incurred in the ordinary course of business;

          (k) any sale, assignment or transfer of any patents, trademarks, copyrights, trade secrets or other intangible assets owned by the Company or its Subsidiary;

          (l) any change in any material agreement to which the Company or its Subsidiary is a party or by which either the Company or its Subsidiariy is bound which either individually or in the aggregate has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

          (m) any other event or condition of any character that, either individually or in the aggregate, has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; or

          (n) any arrangement or commitment by the Company or its Subsidiary to do any of the acts described in subsection (a) through (m) above.

     4.9 TITLE TO PROPERTIES AND ASSETS; LIENS, ETC. Except as set forth on
Schedule 4.9, in the Company's Exchange Act Filings or in the Financial
Statements, each of the Company and its Subsidiary has good and marketable title to its material properties and assets, and good title to its material leasehold estates, in each case subject to no mortgage, pledge, lien, lease, encumbrance or charge, other than:

          (a) those resulting from taxes which have not yet become delinquent;

          (b) minor liens and encumbrances which do not materially detract from the value of the property subject thereto or materially impair the operations of the Company or its Subsidiary; and

          (c) those that have otherwise arisen in the ordinary course of business.

All material facilities, machinery, equipment, fixtures, vehicles and other properties owned, leased or used by the Company and its Subsidiary are in good operating condition and repair and are reasonably fit and usable for the purposes for which they are being used, except as would not have a Material
Adverse Effect. Except as set forth on Schedule 4.9, the Company and its Subsidiary are in compliance with all material terms of each lease to which it is a party or is otherwise bound except those that would not be reasonably likely to have a Material Adverse Effect.


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     4.10 INTELLECTUAL PROPERTY.

          (a) , Each of the Company and its Subsidiary owns or possesses sufficient legal rights to use all material patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information and other proprietary rights and processes described or referred to in the Company's Exchange Act Filings or Financial Statements as necessary for its business as now conducted (the "Intellectual Property"), without any known infringement of the rights of others. Except as disclosed in the Company's
     Exchange Act Filings, in the Financial Statements, in connection with grants made by the OCS (as defined below) and for licenses granted in the ordinary course of business, there are no outstanding options, licenses or agreements of any kind relating to the foregoing proprietary rights.

          (b) Neither the Company nor its Subsidiary has received any communications alleging that the Company or its Subsidiary has violated any of the patents, trademarks, service marks, trade names, copyrights or trade secrets or other proprietary rights of any other person or entity, nor is the Company or its Subsidiary aware of any basis therefor.

          (c) The Company does not believe it is necessary to utilize any inventions, trade secrets or proprietary information of any of its employees made prior to their employment by the Company or its Subsidiary, except for inventions, trade secrets or proprietary information that have been rightfully assigned to the Company or its Subsidiary.

     4.11 COMPLIANCE WITH OTHER INSTRUMENTS. Neither the Company nor its
Subsidiary is in violation or default of (x) any term of its Articles or Memorandum of Association, or (y) any material provision of any indebtedness, mortgage, indenture, contract, agreement or instrument to which it is party or by which it is bound or of any judgment, decree, order or writ, which violation or default, in the case of this clause (y), has had, or could reasonably be expected to have, either individually or in the aggregate, a Material Adverse
Effect. The execution, delivery and performance of and compliance with this Agreement and the Related Agreements to which it is a party, and the issuance and sale of the Note by the Company and the other Securities by the Company each pursuant hereto and thereto, will not, with or without the passage of time or giving of notice, result in any such material violation, or be in conflict with or constitute a default under any such term or provision, or result in the creation of any mortgage, pledge, lien, encumbrance or charge upon any of the properties or assets of the Company or its Subsidiary or the suspension, revocation, impairment, forfeiture or nonrenewal of any material permit, license, authorization or approval applicable to the Company, its business or operations or any of its assets or properties, except as would not be reasonably expected to have a Material Adverse Effect.


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     4.12 LITIGATION. Except as set forth on Schedule 4.12 hereto, in the
Company's Exchange Act Filings or in the Financial Statements, there is no action, suit, proceeding or investigation pending or, to the Company's knowledge, currently threatened against the Company or its Subsidiary that prevents the Company or its Subsidiary from entering into this Agreement or the other Related Agreements, or from consummating the transactions contemplated hereby or thereby, or which has had, or could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect or any change in the current equity ownership of the Company or its Subsidiary, nor is the
Company aware that there is any basis to assert any of the foregoing. Neither the Company nor its Subsidiary is a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. There is no action, suit, proceeding or investigation by the
Company or its Subsidiary currently pending or which the Company or its
Subsidiary intends to initiate.

     4.13 TAX RETURNS AND PAYMENTS. Each of the Company and its Subsidiary has timely filed all tax returns required to be filed by it for the periods up to and including December 31, 2001. All taxes shown to be due and payable on such returns, any assessments imposed, and all other taxes due and payable by the Company or its Subsidiary on or before the Closing, have been paid or will be paid prior to the time they become delinquent, except as would not have a Material Adverse Effect. Except as set forth on Schedule 4.13, in the Exchange
Act Filings or in the Financial Statements, neither the Company nor its Subsidiary has been advised:

          (a) that any of its returns have been or are being audited as of the date hereof; or

          (b) of any deficiency in assessment or proposed judgment to of its taxes.

The Company has no knowledge of any liability of any tax to be imposed upon its properties or assets as of the date of this Agreement that is not adequately provided for or which would be reasonably likely to have a Material Adverse
Effect.

     4.14 EMPLOYEES. Except as set forth on Schedule 4.14, in the Exchange Act
Filings, or in the Financial Statements the Company is in compliance with all applicable material laws respecting employment, collective bargaining and wages and hours and have withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to its employees.

     4.15 REGISTRATION RIGHTS AND VOTING RIGHTS. Except as set forth on Schedule
4.15 and except as disclosed in the Exchange Act Filings or in the Financial
Statements, neither the Company nor its Subsidiary is presently under any obligation, and neither the Company nor its Subsidiary has granted any rights, to register any of the Company's or its Subsidiarys' presently outstanding securities or any of its securities that may hereafter be issued. Except as set forth on Schedule 4.15 and except as disclosed in Exchange Act Filings or in the Financial Statements, to the Company's knowledge, no shareholder of the Company or any of its Subsidiary is party to an existing agreement with respect to the voting of equity securities of the Company or its Subsidiary.


                                       9

     4.16 COMPLIANCE WITH LAWS; PERMITS. Neither the Company nor its Subsidiary is in material violation of any applicable statute, rule, regulation, order or restriction of any domestic Israeli or, to the Company's knowledge, foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties which has had, or could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. Except as set forth herein or on Schedule 4.16, no governmental orders, permissions, consents, approvals or authorizations are required to be obtained and no registrations or declarations are required to be filed in connection with the execution and delivery of this Agreement or any other Related Agreement and the issuance of any of the Securities, except such as has been, or shall be on or before the Closing Date, duly and validly obtained or filed or with respect to any filings that must be made after the Closing, as will be filed in a timely manner. Each of the Company and its Subsidiary has all material franchises, permits, licenses and any similar authority necessary for the conduct of its business as now being conducted by it, the lack of which could, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

     4.17 ENVIRONMENTAL AND SAFETY LAWS. Neither the Company nor its Subsidiary is in material violation of any applicable Israeli statute, law or regulation relating to the environment or occupational health and safety, and to its knowledge, no material expenditures are or will be required in order to comply with any such existing statute, law or regulation. Except as set forth on
Schedule 4.17, no Hazardous Materials (as defined below) are used or have been used, stored, or disposed of by the Company or its Subsidiary or, to the Company's knowledge, by any other person or entity on any property owned, leased or used by the Company or its Subsidiary. For the purposes of the preceding sentence, "Hazardous Materials" shall mean:

          (a) materials which are listed or otherwise defined as "hazardous" or "toxic" under any applicable Israeli laws and regulations that govern the existence and/or remedy of contamination on property, the protection of the environment from contamination, the control of hazardous wastes, or other activities involving hazardous substances, including building materials; or

          (b) any petroleum products or nuclear materials.

     4.18 VALID OFFERING. Assuming the accuracy of the representations and warranties of the Purchaser contained in this Agreement and in any Related Agreement, the offer, sale and issuance of the Securities will be exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), and will have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws.

     4.19 FULL DISCLOSURE. There is no material information relating to the Company or its Subsidiary, which the Company and/or its Subsidiary believe is reasonably necessary for the Purchaser to make its investment decision, which was not previously disclosed to Purchaser, or appears in the Schedules hereto, in the Company's Exchange Act Filings or in the Financial Statements. Neither this Agreement, the Related Agreements, the exhibits and schedules hereto and thereto nor any other document delivered by the Company or its Subsidiary to Purchaser or its attorneys or agents in connection herewith or therewith or with the transactions contemplated hereby or thereby, contain any untrue statement of a material fact nor omit to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

     4.20 INSURANCE. The Subsidiary has general commercial, product liability, fire and casualty insurance policies with coverages which the Company believes are customary for companies similarly situated to the Subsidiary in the same or similar business.

     4.21 SEC FILINGS. Except as set forth on Schedule 4.21, the Company has filed with the Securities and Exchange Commission (the "SEC") all proxy statements, reports and other documents required to be filed by it under the Exchange Act, as a foreign private issuer (collectively, the "SEC Reports"). Except as set forth on Schedule 4.21, each SEC Report was, at the time of its filing, in substantial compliance with the requirements of its respective form and none of the SEC Reports, nor the financial statements (and the notes thereto) included in the SEC Reports, as of their respective filing dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     4.22 LISTING. The Company's Ordinary Shares are listed for trading on the NASDAQ National Market ("NASDAQ") and the Tel-Aviv Stock Exchange ("TASE") and satisfy all requirements for the continuation of such listing. Except as disclosed in the Company's Exchange Act Filings or in the Financial Statements, the Company has not received any notice that its Ordinary Shares will be delisted from NASDAQ or that its Ordinary Shares does not meet all requirements for listing.

     4.23 NO INTEGRATED OFFERING. Neither the Company, nor its Subsidiary or affiliates, nor any person acting on its or their behalf, has directly or indirectly made any offers or sales of any security or solicited any offers to buy any security under circumstances that would cause the offering of the Securities pursuant to this Agreement or any of the Related Agreements to be integrated with prior offerings by the Company for purposes of the Securities Act such that would subject the offering, issuance and sale of the Securities hereunder to the registration requirements of Section 5 of the Securities Act, or any applicable exchange-related stockholder approval provisions, nor will the Company or any of its affiliates or its Subsidiary take any action or steps that would cause the offering of the Securities to be integrated with other offerings.

     4.24 STOP TRANSFER. The Securities are restricted securities as of the date of this Agreement. Neither the Company nor its Subsidiary will issue any stop transfer order or other order impeding the sale and delivery of any of the Securities at such time as the Securities are registered for public sale or an exemption from registration is available, except as required by state and federal or Israeli securities laws, by NASDAQ or by TASE.

     4.25 DILUTION. The Company specifically acknowledges that its obligation to issue the Ordinary Shares upon conversion of the Note and exercise of the Warrant is binding upon the Company and enforceable regardless of the dilution such issuance may have on the OWNERSHIP interests of other shareholders of the Company.

     4.26 The Company is entitled to certain tax benefits, based on its status as an Approved Enterprise under the Law for the Encouragement of Capital Investments 5744-1984. The Company has not received any notice that it has not complied, in all material respects, with the terms and provisions of its Approved Enterprise status and applicable laws and regulations in order to retain its status as an Approved Enterprise.

     4.27 The Company has received grants in support of its research and development through the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel (the "OCS") as listed in SCHEDULE 4.27 hereto, in the Exchange Act Filings or in the Financial Statements (the "GRANTS"). The Company has not received any notice that it is not in compliance, in all material respects, with the terms and conditions of the Grants, or that is has not duly fulfilled, in all material respects, all the undertakings relating thereto. The Company is not aware of any event or other set of circumstances which might lead to the revocation or material modification of any of the Grants.

     4.28 PATRIOT ACT. The Company certifies that, to the best of Company's knowledge, neither the Company nor its Subsidiary has been designated, and is not owned or controlled, by a "suspected terrorist" as defined in Executive Order 13224. The Company hereby acknowledges that the Purchaser seeks to comply with all applicable laws concerning money laundering and related activities. In furtherance of those efforts, the Company hereby represents, warrants and agrees that: (i) none of the cash or property that the Company or its Subsidiary will pay or will contribute to the Purchaser has been or shall be derived from, or related to, any activity that is deemed criminal under United States law; and
(ii) no contribution or payment by the Company or its Subsidiary to the Purchaser, to the extent that they are within the Company's and/or its Subsidiary's control shall cause the Purchaser to be in violation of the United States Bank Secrecy Act, the United States International Money Laundering Control Act of 1986 or the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001. The Company shall promptly notify the Purchaser if any of these representations ceases to be true and accurate regarding the Company or its Subsidiary. The Company agrees to provide the Purchaser any additional information regarding the Company or its Subsidiary that the Purchaser reasonably deems necessary or convenient to ensure compliance with all applicable laws concerning money laundering and similar activities. The Company understands and agrees that if at any time it is discovered that any of the foregoing representations are incorrect, or if otherwise required by applicable law or regulation related to money laundering similar activities, the Purchaser may undertake appropriate actions to ensure compliance with applicable law or regulation, including but not limited to segregation and/or redemption of the Purchaser's investment in the Company. The Company further understands that the Purchaser, if required by applicable law, may release confidential information about the Company and its Subsidiary and, if applicable, any underlying beneficial owners, to proper authorities if the Purchaser, in its sole discretion, determines that it is in the best interests of the Purchaser in light of relevant rules and regulations under the laws set forth in subsection
(ii) above.

5. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER. The Purchaser hereby represents and warrants to the Company as follows (such representations and warranties do not lessen or obviate the representations and warranties of the Company set forth in this Agreement):

     5.1 NO SHORTING. The Purchaser or any of its affiliates and investment partners has not, will not and will not cause any person or entity, directly or indirectly, to engage in "short sales" of the Company's Ordinary Shares or any other hedging strategies as long as the Note shall be outstanding. This Section
5.1 shall survive the Closing of the transactions contemplated hereby.

     5.2 REQUISITE POWER AND AUTHORITY. The Purchaser is duly organized, validly existing and in good standing under the laws of the country of its formation and has all necessary power and authority under all applicable provisions of law to execute and deliver this Agreement and the Related Agreements and to carry out their provisions. All corporate action on Purchaser's part required for the lawful execution and delivery of this Agreement and the Related Agreements have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Agreement and the Related Agreements will be valid and binding obligations of Purchaser, enforceable in accordance with their terms, except:

          (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights; and

          (b) as limited by general principles of equity that restrict the availability of equitable and legal remedies.

     5.3 INVESTMENT REPRESENTATIONS. Purchaser understands that the Securities are being offered and sold pursuant to an exemption or exemptions from registration requirements of Israeli and US Federal and state securities laws and that the Company is relying upon the truth and accuracy of Purchaser's representations contained in the Agreement, including, without limitation, that the Purchaser is an "accredited investor" within the meaning of Regulation D under the Securities Act . The Purchaser confirms that it has received or has had full access to all the information it considers necessary or appropriate to make an informed investment decision with respect to the Note and the Warrant to be purchased by it under this Agreement and the Note Shares and the Warrant Shares acquired by it upon the conversion of the Note and the exercise of the Warrant, respectively. The Purchaser further confirms that it has had an opportunity to ask questions and receive answers from the Company regarding the Company's and its Subsidiary's business, management and financial affairs and the terms and conditions of the Offering, the Note, the Warrant and the Securities and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to the Purchaser or to which the Purchaser had access.

     5.4 PURCHASER BEARS ECONOMIC RISK. The Purchaser has substantial experience in evaluating and investing in private placement transactions of securities in companies similar to the Company so that it is capable of evaluating the merits and risks of its investment in the Company and has the capacity to protect its own interests. The Purchaser must bear the economic risk of this investment until the Securities are sold pursuant to: (i) an effective registration statement under the Securities Act; or (ii) an exemption from registration is available with respect to such sale.

     5.5 ACQUISITION FOR OWN ACCOUNT. The Purchaser is acquiring the Note and Warrant and the Note Shares and the Warrant Shares for the Purchaser's own account for investment only, and not as a nominee or agent and not with a view towards or for resale in connection with their distribution. Purchaser has not offered the Securities for sale by any means of general solicitation or general advertising including, but no limited to, any advertisements, articles, notices or other communications published in any newspaper, magazine, or similar medium or broadcast over television or radio, or any seminar or meeting whose attendees were invited by any general solicitation or general advertising.

     5.6 PURCHASER CAN PROTECT ITS INTEREST. The Purchaser represents that by reason of its, or of its management's, business and financial experience, the Purchaser has the capacity to evaluate the merits and risks of its investment in the Note, the Warrant and the Securities and to protect its own interests in connection with the transactions contemplated in this Agreement and the other Related Agreements. Further, Purchaser is aware of no publication of any advertisement in connection with the transactions contemplated in the Agreement or the Related Agreements.

     5.7 ACCREDITED INVESTOR. Purchaser represents that it is an "accredited investor" within the meaning of Regulation D under the Securities Act.

     5.8 LEGENDS.

          (a) The Note shall bear substantially the following legend:

          "THIS NOTE AND THE ORDINARY SHARES ISSUABLE UPON CONVERSION OF THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE, STATE SECURITIES LAWS. THIS NOTE AND THE ORDINARY SHARES ISSUABLE UPON CONVERSION OF THIS NOTE MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS NOTE OR SUCH SHARES UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO B.O.S. BETTER ON-LINE SOLUTIONS LTD. THAT SUCH REGISTRATION IS NOT REQUIRED."

          (b) The Note Shares and the Warrant Shares, if not issued by DWAC system (as hereinafter defined), shall bear a legend which shall be in substantially the following form until such shares are covered by an effective registration statement filed with the SEC:

          "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS. THESE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT WITH RESPECT TO THE SHARES EVIDENCED BY THIS CERTIFICATE, FILED AND MADE EFFECTIVE UNDER THE SECURITIES ACT AND APPLICABLE STATE LAWS OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO B.O.S. BETTER ON-LINE SOLUTIONS LTD. THAT SUCH REGISTRATION IS NOT REQUIRED."

          (c) The Warrant shall bear substantially the following legend:

          "THIS WARRANT AND THE ORDINARY SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS. THIS WARRANT AND THE ORDINARY SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS WARRANT OR THE UNDERLYING ORDINARY SHARES UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO B.O.S. BETTER ON-LINE SOLUTIONS LTD. THAT SUCH REGISTRATION IS NOT REQUIRED."

     5.9 CONTROL OVER THE PURCHASER. The Purchaser has made available to the Company a complete and detailed list of individuals who have or share voting and/or investment control over the Purchaser. Purchaser acknowledges that such information shall be provided by the Company to the OCS and the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel (the "Investment Center"), whose approval of the transactions contemplated hereby is a condition to the Company's obligations hereunder. Purchaser shall update such list as reasonably requested by the Company, to comply with any request for such information from any regulatory body, including, without limitation the OCS and the Investment Center. This Section 5.9 shall survive the Closing of the transactions contemplated hereby.



6. COVENANTS OF THE COMPANY. Until irrevocable payment in full by the Company (Subject to Section 6.12) of all amounts due to Purchaser under the Note and the Related Agreements, the Company covenants and agrees with the Purchaser as follows:

     6.1 STOP-ORDERS. The Company will advise the Purchaser, promptly after it receives notice of issuance by the SEC, any state securities commission or any other regulatory authority of any stop order or of any order preventing or suspending any offering of any securities of the Company, or of the suspension of the qualification of the Ordinary Shares of the Company for offering or sale in any jurisdiction, or the initiation of any proceeding for any such purpose.

     6.2 LISTING. The Company shall promptly secure the listing of the Ordinary Shares issuable upon conversion of the Note and upon the exercise of the Warrant on the NASDAQ National Market or on any other market upon which the Company's Ordinary Shares are then listed (the "Principal Market") (subject to official notice of issuance) and shall maintain such listing so long as any other Ordinary Shares shall be so listed. Except with respect to the listing on the Tel-Aviv Stock Exchange, the Company will maintain the listing of its Ordinary Shares on the Principal Market, and will comply in all material respects with the Company's reporting, filing and other obligations under the bylaws or rules of the National Association of Securities Dealers ("NASD") and such exchanges, as applicable.

     6.3 MARKET REGULATIONS. The Company shall notify the SEC, NASD, the Israeli Securities Authority and the Tel-Aviv Stock Exchange and applicable state authorities, in accordance with their requirements, of the transactions contemplated by this Agreement, and shall take all other necessary action and proceedings as may be required and permitted by applicable law, rule and regulation, for the legal and valid issuance of the Securities to the Purchaser.

     6.4 REPORTING REQUIREMENTS. The Company will timely file with the SEC all reports required to be filed pursuant to the Exchange Act by foreign private issuers and refrain from terminating its status as an issuer required by the Exchange Act to file reports thereunder even if the Exchange Act or the rules or regulations thereunder would permit such termination.

     6.5 USE OF FUNDS. The Company agrees that it will use the proceeds of the sale of the Note and the Warrant for general working capital purposes, and/or mergers and acquisitions only.

     6.6 ACCESS TO FACILITIES Each of the Company and its Subsidiary will permit any representatives designated by the Purchaser (or any successor of the Purchaser), upon reasonable notice and during normal business hours, at such person's expense and accompanied by a representative of the Company, to:

          (a) visit and inspect any of the properties of the Company or its Subsidiary;

          (b) examine the corporate and financial records of the Company or any of its Subsidiary (unless such examination is not permitted by federal, state or local law or by contract) and make copies thereof or extracts therefrom; and

          (c) discuss the affairs, finances and accounts of the Company or its Subsidiary with the directors, officers and independent accountants of the Company or its Subsidiary. Notwithstanding the foregoing, neither the Company nor its Subsidiary will provide any material, non-public information to the Purchaser unless the Purchaser signs a confidentiality agreement and otherwise complies with Regulation FD, under the federal securities laws

     6.7 TAXES. Each of the Company and its Subsidiary will promptly pay and discharge, or cause to be paid and discharged, when due and payable, all lawful taxes, assessments and governmental charges or levies imposed upon the income, profits, property or business of the Company and its Subsidiary; provided, however, that any such tax, assessment, charge or levy need not be paid if the validity thereof shall currently be contested in good faith by appropriate proceedings and if the Company and/or such Subsidiary shall have set aside on its books adequate reserves with respect thereto, and provided, further, that the Company and its Subsidiary will pay all such taxes, assessments, charges or levies forthwith upon the commencement of proceedings to foreclose any lien which may have attached as security therefor

     6.8 INSURANCE. Each of the Company and its Subsidiary will keep its assets which are of an insurable character insured by financially sound and reputable insurers against loss or damage by fire, explosion and other risks customarily insured against by companies in similar business similarly situated as the Company and its Subsidiary; and the Subsidiary will maintain, with financially sound and reputable insurers, insurance against other hazards and risks and liability to persons and property to the extent and in the manner which the Company reasonably believes is customary for companies in similar business similarly situated as the Company and its Subsidiary and to the extent available on commercially reasonable terms. The Company will bear the full risk of loss from any loss of any nature whatsoever with respect to the assets pledged to the Purchaser as security for its obligations hereunder and under the Related Agreements. At the Company's and its Subsidiary's cost and expense in amounts and with carriers reasonably acceptable to Purchaser, the Company and its Subsidiary shall (i) keep its material properties insured against the hazards of fire, flood and such other hazards that are included in "Extended Fire" insurance, for such properties' full value; (ii) maintain Third Party Liability insurance against claims for personal injury, death or property damage suffered by others with the limit of liability of_NIS 5 Million per occurrence and in the aggregate; (iii) maintain Employers' Liability Insurance with the limit of liability of $5 Million per occurrence and in the aggregate; and (iv) furnish Purchaser with (x) a certificate evidencing the maintenance of such insurance coverage at least thirty (30) days before any expiration date, (y) excepting the Employer's Liability Insurance, endorsements to such policies naming Purchaser as "co-insured" or "additional insured" , and (z) evidence that as to Purchaser the insurance coverage shall not be impaired or invalidated by the insurer and the insurer will provide Purchaser with at least thirty (30) days notice prior to cancellation. The Company and the Subsidiary shall instruct the insurance carriers that in the event of any loss thereunder in excess of $50,000 in the aggregate, upon the occurrence and during the continuance of an Event of Default beyond any applicable cure period and until such Event of Default is cured, or waived by the Purchaser in its sole discretion, the carriers shall make payment for such loss to the Company and/or the Subsidiary and Purchaser jointly. In the event that as of the date of receipt of each loss recovery upon any such insurance, the Purchaser has not declared an Event of Default with respect to this Agreement or any of the Related Agreements, then the Company and/or such Subsidiary shall be permitted to direct the application of such loss recovery proceeds toward investment in property, plant and equipment that would comprise "Pledgor Collateral" secured by Purchaser's security interest pursuant to its security agreement, with any surplus funds to be applied toward payment of the obligations of the Company to Purchaser. In the event that Purchaser has properly declared an event of default with respect to this Agreement or any of the Related Agreements, then all loss recoveries received by Purchaser upon any such insurance thereafter may be applied to the obligations of the Company hereunder and under the Related Agreements, in such order as the Purchaser may determine. Any surplus (following satisfaction of all Company obligations to Purchaser) shall be paid by Purchaser to the Company or applied as may be otherwise required by law. Any deficiency thereon shall be paid by the Company or the Subsidiary, as applicable, to Purchaser, on demand.

     6.9 INTELLECTUAL PROPERTY. Each of the Company and its Subsidiary shall maintain in full force and effect its existence, rights and franchises and all licenses and other rights to use Intellectual Property owned or possessed by it and reasonably deemed to be necessary to the conduct of its business.

     6.10 PROPERTIES. Each of the Company and its Subsidiary will keep its material properties in good repair, working order and condition, reasonable wear and tear excepted, and from time to time make all needful and proper repairs, renewals, replacements, additions and improvements thereto, except as would not have a Material Adverse Effect; and each of the Company and its Subsidiary will at all times comply with each provision of all leases to which it is a party or under which it occupies property if the breach of such provision could, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

     6.11 CONFIDENTIALITY The Company agrees that it will not disclose, and will not include in any public announcement, the name of the Purchaser, unless expressly agreed to by the Purchaser or unless and until such disclosure is required by law or applicable regulation, and then only to the extent of such requirement. Notwithstanding the foregoing, the Company may disclose Purchaser's identity and the terms of this Agreement to its current and prospective debt and equity financing sources.



     6.12 REQUIRED APPROVALS. For so long as twenty-five percent (25%) of the principal amount of the Note is outstanding, the Company, without the prior written consent of the Purchaser, shall not:

          (a) directly or indirectly declare or pay any dividends, other than dividends paid to the Company or any of its wholly-owned subsidiaries;

          (b) liquidate, dissolve or effect a material reorganization provided, however, that the Company may merge or effect a material reorganization if the Company is the surviving entity;

          (c) become subject to (including, without limitation, by way of amendment to or modification of) any agreement or instrument which by its terms would (under any circumstances) restrict the Company's or its Subsidiary's right to perform the provisions of this Agreement, any other Related Agreement or any of the agreements contemplated hereby or thereby;



          (d) (i) create, incur, assume or suffer to exist any indebtedness (exclusive of trade debt and debt incurred to finance the purchase of equipment (not in excess of ten percent (10%) per annum of the fair market value of the Company's assets) whether secured or unsecured other than (x) the Company's indebtedness to the Purchaser, (y) indebtedness set forth on
     SCHEDULE 6.12(D) attached hereto and made a part hereof and any refinancings or replacements thereof on terms no less favorable to the Company than the indebtedness being refinanced or replaced, and (z) any debt incurred in connection with the purchase of assets, or any refinancings or replacements thereof on terms no less favorable to the Company than the indebtedness being refinanced or replaced; (ii) cancel any debt owing to it in excess of $500,000 in the aggregate during any 12 month period; (iii) assume, guarantee, endorse or otherwise become directly or contingently liable in connection with any obligations of any other person, except the endorsement of negotiable instruments by the Company for deposit or collection or similar transactions in the ordinary course of business or guarantees of indebtedness of the Company's subsidiaries or otherwise permitted to be outstanding pursuant to this clause (d); and

          (e) create or acquire any subsidiary after the date hereof unless (i) such subsidiary is a wholly-owned subsidiary of the Company or (ii) such Subsidiary becomes party to the Master Security Agreement (either by executing a counterpart thereof or an assumption or joinder agreement in respect thereof) and, to the extent required by the Purchaser, satisfies each condition of this Agreement and the other Related Agreements as if such subsidiary was a subsidiary on the Closing Date.



     6.13 REISSUANCE OF SECURITIES. The Company agrees to reissue certificates representing the Securities without the legends set forth in Section 5.7 above at such time as:

          (a) the holder thereof is permitted to dispose of such Securities pursuant to Rule 144(k) under the Securities Act; or

          (b) upon resale subject to an effective registration statement after such Securities are registered under the Securities Act.

     The Company agrees to cooperate with the Purchaser in connection with all resales pursuant to Rule 144(d) and Rule 144(k) and provide legal opinions necessary to allow such resales provided the Company and its counsel receive reasonably requested representations from the selling Purchaser and broker, if any.

     6.14 OPINIONS. On the Closing Date, the Company will deliver to the Purchaser opinions acceptable to the Purchaser substantially in the forms of Exhibits C1 and C2 hereto, from the Company's external legal counsels. The Company will provide, at the Company's expense, such other legal opinions to be issued in connection with sales effected under Rule 144 of the Securities Act, or in connection with a request by or on behalf of the Company's Transfer Agent in the future as are deemed reasonably necessary by the Purchaser (and acceptable to the Purchaser) in connection with the conversion of the Note and exercise of the Warrant.

     6.15 On or prior to the Closing Date the Company will execute and deliver to the Purchaser the Related Agreements signed by the Company and its Subsidiary (if required) and any debentures attached thereto.

     6.16 On or prior to the Closing Date, the Company will execute and deliver to the Purchaser a confirmation by the board of directors of the Company according to section 282 of the Companies Law - 1999, together with a copy of resolutions by the Company's Board of Directors, authorizing the execution and performance of this Agreement, the Related Agreements and the transactions contemplated hereby and thereby.

     6.17 The Company will at all times have authorized and reserved a sufficient number of Ordinary Shares for the full conversion of the Note and exercise of the Warrants.



7. COVENANTS OF THE PURCHASER. The Purchaser covenants and agrees with the Company as follows:

     7.1 CONFIDENTIALITY. The Purchaser agrees that it will not disclose, and will not include in any public announcement, the name of the Company, unless expressly agreed to by the Company or unless and until such disclosure is required by law or applicable regulation, and then only to the extent of such requirement.

     7.2 NON-PUBLIC INFORMATION. The Purchaser agrees not to effect any sales in the Company's Ordinary Shares while in possession of material, non-public information regarding the Company if such sales would violate applicable securities law.

     This Section 7 shall survive the Closing of the transactions contemplated hereby.



8. COVENANTS OF THE COMPANY AND PURCHASER REGARDING INDEMNIFICATION.

     8.1 COMPANY INDEMNIFICATION. The Company agrees to indemnify, hold harmless, reimburse and defend the Purchaser, each of the Purchaser's officers, directors, agents, affiliates, control persons, and principal shareholders, against any claim, cost, expense, liability, obligation, loss or damage (including reasonable legal fees) of any nature, incurred by or imposed upon the Purchaser which results, arises out of or is based upon: (i) any misrepresentation by the Company or its Subsidiary or breach of any warranty by the Company or its Subsidiary in this Agreement, any other Related Agreement or in any exhibits or schedules attached hereto or thereto; or (ii) any breach or default in performance by Company or its Subsidiary of any covenant or undertaking to be performed by Company or its Subsidiary hereunder, under any other Related Agreement or any other agreement entered into by the Company and Purchaser relating hereto or thereto. Nothing herein shall be deemed to expand the Subsidiary's liability hereunder or under any Related Agreement, beyond its liability in connection with the representations and warranties made by the Subsidiary hereunder.

     8.2 PURCHASER'S INDEMNIFICATION. Purchaser agrees to indemnify, hold harmless, reimburse and defend the Company and each of the Company's officers, directors, agents, affiliates, control persons and principal shareholders, at all times against any claim, cost, expense, liability, obligation, loss or damage (including reasonable legal fees) of any nature, incurred by or imposed upon the Company which results, arises out of or is based upon: (i) any misrepresentation by Purchaser or breach of any warranty by Purchaser in this Agreement or in any exhibits or schedules attached hereto or any Related Agreement; or (ii) any breach or default in performance by Purchaser of any covenant or undertaking to be performed by Purchaser hereunder, or under any other Related Agreement.

9. CONDITIONS OF THE COMPANY'S OBLIGATIONS AT THE CLOSING. The obligations of the Company to issue the Note and the Warrant to the Investors at the Closing is subject to the fulfillment (or waiver by the Company) prior to or on the Closing Date of the conditions set forth below. In the event that any such condition is not met to the satisfaction of the Company, then the Company shall not be obligated to proceed with the transactions contemplated hereunder and in the Related Agreements, and shall not be subject to any liability hereunder or thereunder.

     9.1 REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Purchaser under this Agreement and the related Agreements shall be true in all material respects as of the Closing Date, with the same effect as though made on and as of such date.

     9.2 COMPLIANCE WITH AGREEMENTS. Purchaser shall have performed and complied in all respects with all agreements or conditions required by this Agreement and the Related Agreements to be performed and complied with by it prior to or as of the Closing Date.

     9.3 NO INJUNCTION. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction, which prohibits the consummation of any of the transactions contemplated by this Agreement and the Related Agreements.

     9.4 DELIVERY OF PURCHASE AMOUNT. The Purchaser shall have delivered to the Company the Purchase Amount on or before the Closing Date.

     9.5 GOVERNMENT APPROVALS. The Company shall have received all necessary approvals by the OCS and the Investment Center with respect to the transactions contemplated hereby and by the Related Agreements. The Purchaser shall have executed any confirmations required by the OCS and/or the Investment Center for the grant of such approvals.

     9.6 NOTICES TO NASDAQ THE TASE AND THE ISA. The Company shall have made all required filings of notices with NASDAQ, the Tel Aviv Stock Exchange and the Israel Securities Authority and has received no notice adversely effecting the performance of the transactions contemplated hereunder and in the Related Agreements. The Company shall use its commercially reasonable efforts to complete such filings.

10. CONVERSION OF CONVERTIBLE NOTE.

     10.1 MECHANICS OF CONVERSION.

          (a) Provided the Purchaser has notified the Company of the Purchaser's intention to sell the Note Shares and the Note Shares are included in an effective registration statement or are otherwise exempt from registration when sold: (i) upon the conversion of the Note or part thereof, the Company shall, at its own cost and expense, take all necessary action (including the issuance of an opinion of counsel reasonably acceptable to the Purchaser following a request by the Purchaser) to assure that the Company's transfer agent shall issue the Company's Ordinary Shares in the name of the Purchaser (or its nominee) or such other persons as designated by the Purchaser in accordance with Section 10.1(b) hereof and in such denominations to be specified representing the number of Note Shares issuable upon such conversion; and (ii) the Company warrants that no instructions other than these instructions have been or will be given to the transfer agent of the Company's Ordinary Shares and that after the Effectiveness Date (as defined in the Registration Rights Agreement) the Note Shares issued will be freely transferable subject to the prospectus delivery requirements of the Securities Act and the provisions of this Agreement, and will not contain a legend restricting the resale or transferability of the Note Shares.

          (b) Purchaser will give notice of its decision to exercise its right to convert the Note or part thereof by telecopying or otherwise delivering an executed and completed notice including a breakdown in reasonable detail of the Principal Amount and accrued interest being converted (the "Notice of Conversion") all as more fully provided in the Note. The Purchaser will not be required to surrender the Note until the Purchaser receives a credit to the account of the Purchaser's prime broker through the DWAC system (as defined below), representing the Note Shares or until the Note has been fully satisfied. Each date on which a Notice of Conversion is telecopied or delivered to the Company in accordance with the provisions hereof shall be deemed a "Conversion Date." Pursuant to the terms of the Notice of Conversion, the Borrower will issue instructions to the transfer agent accompanied by an opinion of counsel within one (1) business day of the date of the delivery to Borrower of the Notice of Conversion and shall cause the transfer agent to transmit the certificates representing the Conversion Shares to the Holder by crediting the account of the Purchaser's prime broker with the Depository Trust Company ("DTC") through its Deposit Withdrawal Agent Commission ("DWAC") system within three (3) business days after receipt by the Company of the Notice of Conversion (the "Delivery Date")

          (c) The Company understands that a delay in the delivery of the Note Shares in the form required pursuant to Section 10 hereof beyond the Delivery Date could result in economic loss to the Purchaser. In the event that the Company fails to direct its transfer agent to deliver the Note Shares to the Purchaser via the DWAC system within the time frame set forth in Section 10.1(b) above and the Note Shares are not delivered to the Purchaser by the Delivery Date, as compensation to the Purchaser for such loss, the Company agrees to pay late payments to the Purchaser for late issuance of the Note Shares in the form required pursuant to Section hereof upon conversion of the Note in the amount equal to the greater of: (i) $500 per business day after the Delivery Date; or (ii) the Purchaser's actual damages from such delayed delivery. Notwithstanding the foregoing, the Company will not owe the Purchaser any late payments if the delay in the delivery of the Note Shares beyond the Delivery Date is solely out of the control of the Company and the Company is actively trying to cure the cause of the delay. The Company shall pay any payments incurred under this
     Section in immediately available funds upon demand and, in the case of actual damages, accompanied by reasonable documentation of the amount of such damages. Such documentation shall show the number of Ordinary Shares the Purchaser is forced to purchase (in an open market transaction) which the Purchaser anticipated receiving upon such conversion, and shall be calculated as the amount by which (A) the Purchaser's total purchase price (including customary brokerage commissions, if any) for the Ordinary Shares so purchased exceeds (B) the aggregate principal and/or interest amount of the Note, for which such Conversion Notice was not timely honored.

     10.2 Nothing contained herein or in any document referred to herein or delivered in connection herewith shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest or dividends required to be paid or other charges hereunder exceed the maximum amount permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Purchaser and thus refunded to the Company.

11. REGISTRATION RIGHTS, OFFERING RESTRICTIONS.

     11.1 REGISTRATION RIGHTS GRANTED. The Company hereby grants registration rights to the Purchaser pursuant to a Registration Rights Agreement dated as of even date herewith between the Company and the Purchaser.

     11.2 OFFERING RESTRICTIONS. Except as previously disclosed in the SEC Reports, in the Exchange Act Filings, in the Financial Statements, or stock or stock options granted to employees or directors of the Company (these exceptions hereinafter referred to as the "Excepted Issuances"), neither the Company nor its Subsidiary will issue any securities with a continuously variable/floating conversion feature which are or could be (by conversion or registration) free-trading securities (i.e. Ordinary Shares subject to a registration statement) prior to the full repayment or conversion of the Note (together with all accrued and unpaid interest and fees related thereto) (the "Exclusion Period").

12. MISCELLANEOUS.

     12.1 GOVERNING LAW. THIS AGREEMENT AND EACH RELATED AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICT OF LAWS. ANY ACTION BROUGHT BY EITHER PARTY AGAINST THE OTHER CONCERNING THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT SHALL BE BROUGHT ONLY IN THE STATE COURTS OF NEW YORK OR IN THE FEDERAL COURTS LOCATED IN THE STATE OF NEW YORK. BOTH PARTIES AND THE INDIVIDUALS EXECUTING THIS AGREEMENT AND THE OTHER RELATED AGREEMENTS ON BEHALF OF THE COMPANY AGREE TO SUBMIT TO THE JURISDICTION OF SUCH COURTS AND WAIVE TRIAL BY JURY. IN THE EVENT THAT ANY PROVISION OF THIS AGREEMENT OR ANY OTHER RELATED AGREEMENT DELIVERED IN CONNECTION HEREWITH IS INVALID OR UNENFORCEABLE UNDER ANY APPLICABLE STATUTE OR RULE OF LAW, THEN SUCH PROVISION SHALL BE DEEMED INOPERATIVE TO THE EXTENT THAT IT MAY CONFLICT THEREWITH AND SHALL BE DEEMED MODIFIED TO CONFORM WITH SUCH STATUTE OR RULE OF LAW. ANY SUCH PROVISION WHICH MAY PROVE INVALID OR UNENFORCEABLE UNDER ANY LAW SHALL NOT AFFECT THE VALIDITY OR ENFORCEABILITY OF ANY OTHER PROVISION OF ANY AGREEMENT.

     12.2 SURVIVAL. The representations, warranties, covenants and agreements made herein shall survive any investigation made by the Purchaser and the closing of the transactions contemplated hereby to the extent provided therein. All statements as to factual matters contained in any certificate or other instrument delivered by or on behalf of either party pursuant hereto in connection with the transactions contemplated hereby shall be deemed to be representations and warranties by such party hereunder solely as of the date of such certificate or instrument.

     12.3 SUCCESSORS. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, heirs, executors and administrators of the parties hereto and shall inure to the benefit of and be enforceable by each person who shall be a holder of the Securities from time to time, other than the holders of Ordinary Shares which have been sold by the Purchaser pursuant to Rule 144 or an effective registration statement. Purchaser may not assign its rights hereunder to a competitor of the Company or its Subsidiary.

     12.4 ENTIRE AGREEMENT. This Agreement, the Related Agreements, the exhibits and schedules hereto and thereto and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein and therein.

     12.5 SEVERABILITY. In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

     12.6 AMENDMENT AND WAIVER.

          (a) This Agreement may be amended or modified only upon the written consent of the Company and the Purchaser or their respective successors.

          (b) The obligations of the Company and the rights of the Purchaser under this Agreement may be waived only with the written consent of the Purchaser or its successors.

          (c) The obligations of the Purchaser and the rights of the Company under this Agreement may be waived only with the written consent of the Company or its successors.

     12.7 DELAYS OR OMISSIONS. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement or the Related Agreements, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring. All remedies, either under this Agreement or the Related Agreements, by law or otherwise afforded to any party, shall be cumulative and not alternative.

     12.8 NOTICES. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given:

          (a) upon personal delivery to the party to be notified;

          (b) when sent by confirmed facsimile if sent during normal business hours of the recipient, if not, then on the next business day;

          (c) three (3) business days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or

          (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.

All communications shall be sent as follows:



         IF TO THE PURCHASER, TO:            B.O.S. Better On-Line Solutions Ltd.
                                             Beit Rabin, 100 BOS Road, Teradyon Industrial Park,
                                             Misgav 20179, Israel

                                             Attention:        Chief Financial Officer
                                             Facsimile:        (972) 4 999-0334

                                             WITH A COPY TO:

                                             Amit, Pollak, Matalon & Ben-Naftali, Erez & Co.NYP
                                             Tower, 17 Yitzhak Sadeh Street, 19th Floor
                                             Tel Aviv 67775
                                             Attention: Shlomo Landress, Esq.

                                             Facsimile: (972) 3 561-3620

         IF TO THE COMPANY, TO:              Laurus Master Fund, Ltd.
                                             c/o Ironshore Corporate Services ltd.
                                             P.O. Box 1234 G.T.
                                             Queensgate House, South Church Street
                                             Grand Cayman, Cayman Islands
                                             Facsimile:        345-949-9877

                                             WITH A COPY TO:

                                             John E. Tucker, Esq.
                                             825 Third Avenue 14th Floor
                                             New York, NY 10022
                                             Facsimile:        212-541-4434



or at such other address as the Company or the Purchaser may designate by written notice to the other parties hereto given in accordance herewith.

     12.9 ATTORNEYS' FEES. In the event that any suit or action is instituted to enforce any provision in this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party all reasonable and actually incurred fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including, without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

     12.10 TITLES AND SUBTITLES. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

     12.11 FACSIMILE SIGNATURES; COUNTERPARTS. This Agreement may be executed by facsimile signatures and in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

     12.12 BROKER'S FEES, STAMP TAXES. Except as set forth on Schedule 12.12 hereof, each party hereto represents and warrants that no agent, broker, investment banker, person or firm acting on behalf of or under the authority of such party hereto is or will be entitled to any broker's or finder's fee or any other commission directly or indirectly in connection with the transactions contemplated herein. Each party hereto further agrees to indemnify each other party for any claims, losses or expenses incurred by such other party as a result of the representation in this Section 12.12 being untrue. The Company shall bear all stamp taxes required to be paid in connection with this Agreement, the Note and/or the Warrant.

     12.13 CONSTRUCTION. Each party acknowledges that its legal counsel participated in the preparation of this Agreement and the Related Agreements and, therefore, stipulates that the rule of construction that ambiguities are to be resolved against the drafting party shall not be applied in the interpretation of this Agreement to favor any party against the other.



             [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK

     IN WITNESS WHEREOF, the parties hereto have executed the SECURITIES PURCHASE AGREEMENT as of the date set forth in the first paragraph hereof.



COMPANY:                                 PURCHASER:

B.O.S. BETTER ON-LINE SOLUTIONS LTD.     LAURUS MASTER FUND, LTD.


By:                                      By:
      -----------------------                   -----------------------
Name:                                    Name:
      -----------------------                   -----------------------
Title:                                   Title:
      -----------------------                   -----------------------




BOSCOM, LTD.


By:
      -----------------------
Name:
      -----------------------
Title:
      -----------------------

                                    EXHIBIT A

                            FORM OF CONVERTIBLE NOTE
                                    [omitted]

                                    EXHIBIT B

                                 FORM OF WARRANT
                                    [omitted]

                                 EXHIBITS C1-C2

                                    OPINIONS
                                    [omitted]

                                    EXHIBIT D

                            FORM OF ESCROW AGREEMENT
                                    [omitted]

THIS NOTE AND THE ORDINARY SHARES ISSUABLE UPON CONVERSION OF THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. THIS NOTE AND THE ORDINARY SHARES ISSUABLE UPON CONVERSION OF THIS NOTE MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS NOTE UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO B.O.S. BETTER ON-LINE SOLUTIONS LTD. THAT SUCH REGISTRATION IS NOT REQUIRED.


                          SECURED CONVERTIBLE TERM NOTE

     FOR VALUE RECEIVED, B.O.S. BETTER ON-LINE SOLUTIONS LTD., a corporation incorporated under the laws of the State of Israel (the "BORROWER"), hereby promises to pay to LAURUS MASTER FUND, LTD. a Cayman Islands company c/o Ironshore Corporate Services Ltd., P.O. Box 1234 G.T., Queensgate House, South Church Street, Grand Cayman, Cayman Islands, Fax: 345-949-9877 (the "HOLDER") or its registered assigns or successors in interest, on order, the sum of Two Million United States Dollars ($2,000,000), together with any accrued and unpaid interest hereon, on June 10, 2007 (the "MATURITY DATE") if not sooner paid.

     Capitalized terms used herein without definition shall have the meanings ascribed to such terms in that certain Securities Purchase Agreement dated as of the date hereof between the Borrower and the Holder (the "PURCHASE AGREEMENT").

The following terms shall apply to this Note:

                                    ARTICLE I
                             INTEREST & AMORTIZATION

     1.1(a) INTEREST RATE. Subject to Section 4.11 and 5.6 hereof, interest payable on this Note shall accrue at a rate per annum (the "Interest Rate") equal to the "prime rate" published in THE WALL STREET JOURNAL from time to time, plus three percent (3.0%). The Interest Rate shall be increased or decreased as the case may be for each increase or decrease in the prime rate in an amount equal to such increase or decrease in the prime rate; each change to be effective as of the day of the change in such rate and also subject to
Section 1.1(b) hereof. In no event, however, shall the Interest Rate be less than zero percent (0.00%). Interest shall be (i) calculated on the basis of a 360 day year, (ii) payable monthly, in arrears, commencing on September 1, 2004 and on the first business day of each consecutive calendar month thereafter until the Maturity Date (and on the Maturity Date), whether by acceleration or otherwise (each, a "REPAYMENT DATE").

     1.1 (b) INTEREST RATE ADJUSTMENT. The Interest Rate shall be calculated on the last business day of each month hereafter until the Maturity Date (each a "DETERMINATION DATE") and be subject to adjustment. If (i) the Borrower shall have registered the Borrower's Ordinary Shares underlying the conversion of the Note and that certain warrant issued to the Holder (the "Warrant") on a registration statement declared effective by the SEC, and (ii) the average closing price of the Ordinary Shares as reported by Bloomberg, L.P. on the Principal Market (as defined below) for any five ((5) consecutive trading days during the fifteen (15) days immediately preceding a Determination Date, exceeds the then applicable Fixed Conversion Price, then the Interest Rate for the succeeding calendar month shall automatically be reduced by 200 basis points (2.0%) for each incremental twenty five percent (25%) increase in the market price of the Ordinary Shares above the then applicable Fixed Conversion Price. If (i) the Borrower shall not have registered the Borrower's Ordinary Shares underlying the conversion of the Note and the Warrant on a registration statement declared effective by the SEC, and (ii) the average closing price of the Ordinary Shares as reported by Bloomberg, L.P. on the Principal Market (below) for any five (5) consecutive trading days during the fifteen (15) days immediately preceding a Determination Date exceeds the Fixed Conversion Price, then the Interest Rate for the succeeding calendar month shall automatically be reduced by 100 basis points (1.0%) for each incremental twenty five percent (25%) increase in the market price of the Ordinary Shares above the then applicable Fixed Conversion Price.

     1.2 MINIMUM MONTHLY PRINCIPAL PAYMENTS. Amortizing payments of the aggregate principal amount outstanding under this Note at any time (the "PRINCIPAL AMOUNT") shall begin on October 1, 2004 and shall recur on the first calendar day of each succeeding month thereafter until the Maturity Date (each, an "AMORTIZATION DATE") as set forth in the table below:

 DATE     PRINCIPAL AMOUNT    DATE     PRINCIPAL AMOUNT
-------       -------       -------       -------

10/1/04       $20,000       12/1/05       $73,600

11/1/04       $20,000       1/1/06        $73,600

12/1/04       $20,000       2/1/06        $73,600

 1/1/05       $20,000       3/1/06        $73,600

 2/1/05       $20,000       4/1/06        $73,600

 3/1/05       $20,000       5/1/06        $73,600

 4/1/05       $20,000       6/1/06        $73,600

 5/1/05       $20,000       7/1/06        $73,600

 6/1/05       $73,600       8/1/06        $73,600

 7/1/05       $73,600       9/1/06        $73,600

 8/1/05       $73,600       10/1/06       $73,600

 9/1/05       $73,600       11/1/06       $73,600

10/1/05       $73,600       12/1/06       $73,600

11/1/05       $73,600       1/1/07        $73,600

                            2/1/07        $73,600

                            3/1/07        $73,600

                            4/1/07        $73,600

                            5/1/07        $73,600

                            6/1/07        $73,600

     Subject to Section 3 below, beginning on the first Amortization Date, the Borrower shall make monthly payments to the Holder on each Repayment Date, each in the amount set forth above, together with any accrued and unpaid interest to date on such portion of the Principal Amount plus any and all other amounts which are then owing under this Note but have not been paid (collectively, the "MONTHLY AMOUNT"). All payments hereunder shall be paid by wire transfer of immediately available funds to the account designated by the Holder in a written notice delivered to the Borrower at least three business days in advance of the Repayment Date.

                                   ARTICLE II
                              CONVERSION REPAYMENT


     2.1 (a) PAYMENT OF MONTHLY AMOUNT IN CASH OR ORDINARY Shares. Each month by the fifth (5th) business day prior to each Amortization Date (the "NOTICE DATE"), the Holder shall deliver to Borrower a written Monthly Conversion Notice in the form of EXHIBIT B attached hereto converting the Monthly Amount payable on the next Repayment Date in either cash or Ordinary Shares, or a combination of both (each, a "REPAYMENT NOTICE"). If a Repayment Notice is not delivered by the Holder on or before the applicable Notice Date for such Repayment Date, then, the Borrower shall pay the Monthly Amount due on such Repayment Date in cash. Any portion of the Monthly Amount paid in cash on a Repayment Date, shall be paid to the Holder an amount equal to 100% of such unconverted portion of the Monthly Amount due and owing to Holder on the Repayment Date. If the Holder converts all or a portion of the Monthly Amount into Ordinary Shares as provided herein, the number of such shares to be issued by the Borrower to the Holder on such Repayment Date shall be the number determined by dividing (x) the portion of the Monthly Amount to be paid in shares of Ordinary Shares, by (y) the then applicable Fixed Conversion Price. For purposes hereof, the initial "FIXED CONVERSION PRICE" means $3.08 (which has been determined on the date of this Note as an amount equal to 110% of the average closing price for the twenty (20) trading days immediately prior to the date of this Note, but in no event shall the fixed conversion price be less than USD$3.08.) The Fixed Conversion Price may be adjusted in accordance with the provisions of Section 3.4(b) below.

     (b) MONTHLY AMOUNT CONVERSION GUIDELINES. Subject to Sections 2.1(a), 2.2, and 3.2 hereof, the Holder shall convert all or a portion of the Monthly Amount due on each Repayment Date into Ordinary Shares if the average closing price of the Ordinary Shares as reported by Bloomberg, L.P. on the Principal Market for any five (5) consecutive trading days during the fifteen (15) days immediately preceding such Repayment Date was greater than or equal to one hundred and ten percent (110%) of the Fixed Conversion Price, provided, however, that such conversions shall be up to but not exceed twenty five percent (25%) of the aggregate dollar trading volume of the Ordinary Shares for the thirty (30) day trading period immediately preceding the Repayment Date. Any part of the Monthly Amount due on a Repayment Date that the Holder has not converted into Ordinary Shares, shall be paid by the Borrower in cash on such Repayment Date. Any part of the Monthly Amount due on such Repayment Date which must be paid in cash (as a result of the closing price of the Ordinary Shares on one or more of the five
(5) consecutive trading days during the fifteen (15) days immediately preceding the applicable Repayment Date being less than 110% of the Fixed Conversion Price) shall be paid in cash at the rate of 100% of the Monthly Amount otherwise due on such Repayment Date, within three (3) business days of the applicable Repayment Date.





     2.2 NO EFFECTIVE REGISTRATION. Notwithstanding anything to the contrary herein, none of the Borrower's obligations to the Holder may be converted into Ordinary Shares unless (i) an effective current Registration Statement (as defined in the Registration Rights Agreement) covering the Ordinary Shares to be issued in connection with the satisfaction of such obligations exists or an exemption from registration of the Ordinary Shares is available pursuant to Rule 144 of the Securities Act and (ii) no Event of Default hereunder exists and is continuing, unless such Event of Default is cured within any applicable cure period or is otherwise waived in writing by the Holder in whole or in part at the Holder's option.

     Any amounts converted by the Holder pursuant to this Section 2.2 shall be deemed to constitute payments of outstanding fees, interest and principal arising in connection with Monthly Amounts for the remaining Repayment Dates, in chronological order.

     2.4 OPTIONAL REDEMPTION IN CASH. The Borrower will have the option of prepaying this Note ("OPTIONAL REDEMPTION") by paying to the Holder a sum of money equal to one hundred and twenty percent (120%) of the then outstanding principal amount of this Note together with accrued but unpaid interest thereon and any and all other sums due, accrued or payable to the Holder arising under this Note, the Purchase Agreement, or any Related Agreement (the "REDEMPTION AMOUNT") outstanding on the day written notice of redemption (the "NOTICE OF REDEMPTION") is given to the Holder. The Notice of Redemption shall specify the date for such Optional Redemption (the "REDEMPTION PAYMENT DATE") which date shall be seven (7) business days after the date of the Notice of Redemption (the "REDEMPTION PERIOD"). A Notice of Redemption shall not be effective with respect to any portion of this Note for which the Holder has a pending election to convert pursuant to Section 3.1, or for conversions initiated or made by the Holder pursuant to Section 3.1 during the Redemption Period. The Redemption Amount shall be determined as if such Holder's conversion elections had been completed immediately prior to the date of the Notice of Redemption. On the Redemption Payment Date, the Redemption Amount must be paid in good funds to the Holder. In the event the Borrower fails to pay the Redemption Amount on the Redemption Payment Date as set forth herein, then such Redemption Notice will be null and void.

                                   ARTICLE III
                                CONVERSION RIGHTS

     3.1. HOLDER'S CONVERSION RIGHTS. The Holder shall have the right, but not the obligation, to convert all or any portion of the then aggregate outstanding principal amount of this Note, together with interest and fees due hereon, into Ordinary Shares subject to the terms and conditions set forth in this Article
III. The Holder may exercise such right by delivery to the Borrower of a written notice of conversion in the form of EXHIBIT A attached hereto (the "Notice of Conversion") not less than one (1) business day prior to the date upon which such conversion shall occur. The date upon which such conversion shall occur is the "CONVERSION DATE".

     3.2 CONVERSION LIMITATION. Notwithstanding anything contained herein to the contrary, the Holder shall not be entitled to convert pursuant to the terms of the Note an amount that would (a) be convertible into that number of Ordinary Shares which, when added to the number of Ordinary Shares otherwise beneficially owned by such Holder including those issuable upon exercise of warrants held by such Holder would exceed 4.99% of the outstanding Ordinary Shares of the Borrower at the time of conversion or (b) (ii) exceed twenty five percent (25%) of the aggregate dollar trading volume of the Ordinary Shares for the thirty
(30) day trading period immediately preceding delivery of a Notice of Conversion to the Borrower. For the purposes of the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Exchange Act and Regulation 13d-3 thereunder. The conversion limitation described in this Section 3.2 shall automatically become null and void without any notice to Borrower upon the occurrence and during the continuance beyond any applicable grace period of an Event of Default, or upon 75 days prior notice to the Borrower, except that at no time shall the beneficial ownership exceed 19.99% of the Borrower's outstanding Ordinary Shares as of the date hereof. Notwithstanding anything contained herein to the contrary, the number of Ordinary Shares issuable by the Borrower and acquirable by the Holder pursuant to the terms of this Note and/or the Warrant issued by the Borrower to the Holder pursuant to the Securities Purchase Agreement, shall not exceed an aggregate of 833,085 of the Borrower's Ordinary Shares, (subject to appropriate adjustment for stock splits, stock dividends, or other similar recapitalizations affecting the Ordinary Shares).

     3.3 MECHANICS OF HOLDER'S CONVERSION. (a) In the event that the Holder elects to convert this Note into Ordinary Shares, the Holder shall give notice of such election by delivering an executed and completed Notice of Conversion to the Borrower and such Notice of Conversion shall provide a breakdown in reasonable detail of the Principal Amount, accrued interest and fees being converted. On each Conversion Date (as hereindefined) and in accordance with its Notice of Conversion, the Holder shall make the appropriate reduction to the Principal Amount, accrued interest and fees as entered in its records and shall provide written notice thereof to the Borrower within two (2) business days after the Conversion Date.

     (b) Pursuant to the terms of the Notice of Conversion, the Borrower will issue instructions to the transfer agent accompanied by an opinion of counsel within 2 business days of the date of the delivery to Borrower of the Notice of Conversion and shall cause the transfer agent to transmit the certificates representing the Note Shares to the Holder by crediting the account of the Holder's designated broker with the Depository Trust Corporation ("DTC") through its Deposit Withdrawal Agent Commission ("DWAC") system within three (3) business days after receipt by the Borrower of the Notice of Conversion (the "DELIVERY Date"). In the case of the exercise of the conversion rights set forth herein the conversion privilege shall be deemed to have been exercised and the Note Shares issuable upon such conversion shall be deemed to have been issued upon the date of receipt by the Borrower of the Notice of Conversion. The Holder shall be treated for all purposes as the record holder of such Ordinary Shares.


     3.4 CONVERSION MECHANICS.

     (a) The number of Ordinary Shares to be issued upon each conversion of this Note shall be determined by dividing that portion of the principal and interest and fees to be converted, if any, by the then applicable Fixed Conversion Price. In the event of any conversions of outstanding principal amount under this Note in part pursuant to this Article III, such conversions shall be deemed to constitute conversions of outstanding principal amount applying to Monthly Amounts for the remaining Repayment Dates in chronological order. No fractional shares shall be issued upon any conversion of this Note. The value of any fractional shares shall be paid in cash.

     (b) The Fixed Conversion Price and number and kind of shares or other securities to be issued upon conversion is subject to adjustment from time to time upon the occurrence of certain events, as follows:

     A. STOCK SPLITS, COMBINATIONS AND DIVIDENDS. If the Ordinary Shares are subdivided or combined into a greater or smaller number of Ordinary Shares, or if a dividend is paid on the Ordinary Shares in Ordinary Shares, the Fixed Conversion Price , as the case may be, shall be proportionately reduced in case of subdivision of shares or stock dividend or proportionately increased in the case of combination of shares, in each such case by the ratio which the total number of Ordinary Share outstanding immediately after such event bears to the total number of Ordinary Shares outstanding immediately prior to such event.

     B. During the period the conversion right exists, the Borrower will reserve from its authorized and unissued Ordinary Shares a sufficient number of shares to provide for the issuance of Ordinary Shares upon the full conversion of this Note. The Borrower represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. The Borrower agrees that its issuance of this Note shall constitute full authority to its officers, agents, and transfer agents who are charged with the duty of executing and issuing share certificates to execute and issue the necessary certificates for Ordinary Shares upon the conversion of this Note.

     C. SHARE ISSUANCES. Subject to the provisions of this Section 3.4, if the Borrower shall at any time prior to the conversion or repayment in full of the Principal Amount issue any Ordinary Shares or securities convertible into Ordinary Shares to a person other than the Holder (except (i) pursuant to Subsections A or B above; (ii) pursuant to options, warrants, or other obligations to issue shares outstanding on the date hereof as disclosed to Holder in writing; (iii) pursuant to any financing transaction in which the Holder (or any of its affiliates) participates or is entitled to any fees; (iv) pursuant to options that may be issued under any employee stock option plan adopted by the Borrower); or (v) grant of options to service provides against their services, issuances in connection with strategic alliances, and issuances in connection with merger and acquisition transactions approved by the board of directors of the Company, for a consideration per share (the "Offer Price") less than the Fixed Conversion Price in effect at the time of such issuance, then the Fixed Conversion Price shall be adjusted at the time of issuance of such securities by multiplying the then applicable Fixed Conversion Price by the following fraction:




                       A + B
           -----------------------------
           (A + B) + [((C - D) x B) / C]

               A = Actual shares outstanding prior to such offering

               B = Actual shares sold in the offering

               C = Fixed Conversion Price

               D = Offering Price



     D. RECLASSIFICATION, ETC. If the Borrower at any time shall, by reclassification or otherwise, change the Ordinary Shares into the same or a different number of securities of any class or classes, this Note, as to the unpaid Principal Amount and accrued interest thereon, shall thereafter be deemed to evidence the right to purchase an adjusted number of such securities and kind of securities as would have been issuable as the result of such change with respect to the Note Shares immediately prior to such reclassification or other change.

     3.5 ISSUANCE OF NEW NOTE. Upon any partial conversion of this Note, a new Note containing the same date and provisions of this Note shall, at the request of the Holder, be issued by the Borrower to the Holder for the principal balance of this Note and interest which shall not have been converted or paid. The Borrower will pay no costs, fees or any other consideration to the Holder for the production and issuance of a new Note.

     3.6 RIGHTS OF SHAREHOLDERS. No Holder shall be entitled, as a Note holder, to vote or receive dividends or be deemed the holder of the Note Shares or any other securities of the Company which may at any time be issuable upon the conversion of this Note for any purpose, nor shall anything contained herein be construed to confer upon the Holder, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issuance of shares, reclassification of shares, change of nominal value, consolidation, merger, conveyance, or otherwise) or to receive notice of meetings, or to receive dividends or subscription rights or otherwise until the Note Shares purchasable upon the conversion hereof shall have become deliverable, as provided herein.

                                   ARTICLE IV
                                EVENTS OF DEFAULT

Upon the occurrence and continuance of an Event of Default beyond any applicable grace period, the Holder may make all sums of principal, interest and other fees then remaining unpaid hereon and all other amounts payable hereunder immediately due and payable. In the event of such an acceleration, within five (5) days after written notice from Holder to Borrower (each occurrence being a "DEFAULT NOTICE PERIOD") the amount due and owing to the Holder shall be 120% of the outstanding principal amount of the Note (plus accrued and unpaid interest and fees, if any) (the "DEFAULT PAYMENT"). If, with respect to any Event of Default, the Borrower cures the Event of Default by the end of the Default Notice Period, the Event of Default will be deemed to no longer exist and any rights and remedies of Holder pertaining to such Event of Default will be of no further force or effect. The Default Payment shall be applied first to any fees due and payable to Holder pursuant to the Note or the Related Agreements, then to accrued and unpaid interest due on the Note and then to the outstanding principal balance of the Note.

     The occurrence of any of the following events set forth in Sections 4.1 through 4.8, inclusive, is an "EVENT OF DEFAULT":

     4.1 FAILURE TO PAY PRINCIPAL, INTEREST OR OTHER FEES. The Borrower (i) fails to pay when due any installment of principal, interest or other fees hereon in accordance herewith, or (ii) the Borrower fails to pay when due any amount exceeding $200,000 due under any other promissory note issued by Borrower (unless the Borrower shall in good faith contest the validity of such amounts), and in any such case, such failure shall continue for a period of three (3) days following the date upon which any such payment was due.

     4.2 BREACH OF COVENANT. The Borrower breaches any covenant or any other term or condition of this Note, the Purchase Agreement or the Registration Rights Agreement in any material respect, or the Borrower or its Subsidiary, BOScom Ltd. (the "Subsidiary"), breaches any covenant or any other term or condition of any Related Agreement in any material respect and, any such case, such breach, if subject to cure, continues for a period of fifteen (15) days after the occurrence thereof.

     4.3 BREACH OF REPRESENTATIONS AND WARRANTIES. Any representation or warranty made by the Borrower in this Note or the Purchase Agreement, or by the Borrower or the Subsidiary in any Related Agreement, shall, in any such case, be false or misleading in any material respect on the date that such representation or warranty was made or deemed made that has a material adverse effect on the Company's performance of its obligations to the Holder, or the practical realization by the Holder of any benefit or remedy it may have under the Note or the Related Agreements.

     4.4 RECEIVER OR TRUSTEE. The Borrower shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business; or such a receiver or trustee shall otherwise be appointed.

     4.5 JUDGMENTS. Any money judgment, writ or similar final process shall be entered or filed against the Borrower or any of its Subsidiaries or any of their respective property or other assets for more than $200,000 , and shall remain unvacated, unbonded or unstayed for a period of thirty (30) days.

     4.6 BANKRUPTCY. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings or relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Borrower or any of its Subsidiaries and such proceedings, solely if instituted against the Borrower or any of its Subsidiaries, shall continue undismissed or unstayed for ninety (90) business days. No cure period shall apply for proceedings or relief under any bankruptcy law or any law for the relief of debtors shall be instituted by the Borrower.

     4.7 STOP TRADE. An SEC stop trade order or Principal Market trading suspension of the Ordinary Shares shall be in effect for ten (10) consecutive trading days or five (5) days during a period of ten (10) consecutive days, excluding in all cases a suspension of all trading on a Principal Market, PROVIDED that the Borrower shall not have been able to cure such trading suspension within thirty (30) days of the notice thereof or list the Ordinary Shares on another Principal Market within sixty (60) days of such notice. The "Principal Market" for the Ordinary Shares shall include the NASD OTC Bulletin Board, NASDAQ SmallCap Market, NASDAQ National Market System, American Stock Exchange, New York Stock Exchange (whichever of the foregoing is at the time the principal trading exchange or market for the Ordinary Shares), or any securities exchange or other securities market on which the Ordinary Shares is then being listed or traded. Notwithstanding the above, any suspension of trading on, or the delisting of the Ordinary Shares of the Tel Aviv Stock Exchange shall not be deemed an Event of Default hereunder or under the Related Agreements.

     4.8 FAILURE TO DELIVER ORDINARY SHARES OR REPLACEMENT NOTE. The Borrower shall fail (i) to timely deliver Ordinary Shares to the Holder pursuant to and in the form required by this Note, and Section 9 of the Purchase Agreement, if such failure to timely deliver Ordinary Shares shall not be cured within two (2) business days or (ii) to deliver a replacement Note to Holder within seven (7) business days following the required date of such issuance pursuant to this Note, the Purchase Agreement or any Related Agreement (to the extent required under such agreements). Notwithstanding the foregoing, the Borrower will not be deemed in default hereunder for any delay in the delivery of the Ordinary Shares or a replacement Note, which is out of the control of the Borrower (including any delays in processing by a transfer agent) and the Borrower is actively trying to cure the cause of such delay.

     4.9 DEFAULT UNDER RELATED AGREEMENTS OR OTHER AGREEMENTS. The occurrence and continuance of any Event of Default (as defined in any Related Agreement) or any event of default (or similar term) under any other material indebtedness in excess of $200,000.

     4.10 [Reserved]

                           DEFAULT RELATED PROVISIONS

     4.11 PAYMENT GRACE PERIOD. Following the occurrence and continuance of an Event of Default beyond any applicable cure period hereunder, and for as long as such Event of Default has not been cured, the Borrower shall pay the Holder a default interest rate of two percent (2%) per month on all amounts due and owing under the Note, which default interest shall be payable upon demand.

     4.12 CONVERSION PRIVILEGES. The conversion privileges set forth in Article III shall remain in full force and effect immediately from the date hereof and until this Note is paid in full.

     4.13 CUMULATIVE REMEDIES. The remedies under this Note shall be cumulative.

                                    ARTICLE V
                                  MISCELLANEOUS

     5.1 FAILURE OR INDULGENCE NOT WAIVER. No failure or delay on the part of any party hereof in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

     5.2 NOTICES. Any notice herein required or permitted to be given shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party notified, (b) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient, if not, then on the next business day,
(c) ten business days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) two business days after deposit with a internationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the Borrower at the address provided in the Purchase Agreement executed in connection herewith, with a copy to Shlomo Landress, Esq. NYP Tower, 17 Yitzhak Sadeh Street, 19th Floor, Tel Aviv 67775, facsimile number (972) 3 561-3620 and to the Holder at the address provided in the Purchase Agreement for such Holder, with a copy to John E. Tucker, Esq., 825 Third Avenue, 14th Floor, New York, New York 10022, facsimile number (212) 541-4434, or at such other address as the Borrower or the Holder may designate by ten days advance written notice to the other parties hereto. A Notice of Conversion shall be deemed given when made to the Borrower pursuant to the Purchase Agreement.

     5.3 AMENDMENT PROVISION. The term "Note" and all reference thereto, as used throughout this instrument, shall mean this instrument as originally executed, or if later amended or supplemented, then as so amended or supplemented, and any successor instrument issued pursuant to Section 3.5 hereof, as it may be amended or supplemented.

     5.4 ASSIGNABILITY. This Note shall be binding upon the Borrower and its successors and assigns, and shall inure to the benefit of the Holder and its successors and assigns, and may be assigned by the Holder in accordance with the requirements of the Purchase Agreement. This Note shall not be assigned by the Borrower without the consent of the Holder.

     5.5 GOVERNING LAW. This Note shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of laws. Any action brought by either party against the other concerning the transactions contemplated by this Agreement shall be brought only in the state courts of New York or in the federal courts located in the state of New York. Both parties and the individual signing this Note on behalf of the Borrower agree to submit to the jurisdiction of such courts. The prevailing party shall be entitled to recover from the other party its reasonable attorney's fees and costs. In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or unenforceability of any other provision of this Note. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Borrower in any other jurisdiction to collect on the Borrower's obligations to Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court in favor of the Holder.

     5.6 MAXIMUM PAYMENTS. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Borrower to the Holder and thus refunded to the Borrower.

     5.7 SECURITY INTEREST AND GUARANTEE. The Holder has been granted a security interest in certain assets of the Borrower as more fully described in the Master Security Agreement dated as of the date hereof. The obligations of the Borrower under this Note are guaranteed by certain Subsidiaries of the Borrower pursuant to the Subsidiary Guaranty dated as of the date hereof.

     5.8 CONSTRUCTION. Each party acknowledges that its legal counsel participated in the preparation of this Note and, therefore, stipulates that the rule of construction that ambiguities are to be resolved against the drafting party shall not be applied in the interpretation of this Note to favor any party against the other.

     5.9 COST OF COLLECTION. If default is made in the payment of this Note, the Borrower shall pay to Holder reasonable costs of collection, including reasonable attorney's fees.



       [Balance of page intentionally left blank; signature page follows.]

     IN WITNESS WHEREOF, the Borrower has caused this Convertible Term Note to be signed in its name effective as of this 10th day of June, 2004.


                                         B.O.S. BETTER ON-LINE SOLUTIONS LTD.


                                         By:________________________________
                                         Name:______________________________
                                         Title:_____________________________

     THIS WARRANT AND THE ORDINARY SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. THIS WARRANT AND THE ORDINARY SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS WARRANT UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO B.O.S. BETTER ON-LINE SOLUTIONS LTD. THAT SUCH REGISTRATION IS NOT REQUIRED.

               Right to Purchase up to 130,000 Ordinary Shares of
                      B.O.S. BETTER ON-LINE SOLUTIONS LTD.
                   (subject to adjustment as provided herein)

                        ORDINARY SHARES PURCHASE WARRANT

No. _________________                                 Issue Date:  June 10, 2004

     B.O.S. BETTER ON-LINE SOLUTIONS LTD. a corporation incorporated under the laws of the State of Israel hereby certifies that, for value received, LAURUS MASTER FUND, LTD., or assigns (the "Holder"), is entitled, subject to the terms set forth below, to purchase from the Company (as defined herein) from and after the Issue Date of this Warrant and at any time or from time to time before 5:00 p.m., New York time, through the close of business June 10, 2011 (the "Expiration Date"), up to 130,000 fully paid and nonassessable Ordinary Shares (as hereinafter defined), NIS 4.00 nominal value per share, at the applicable Exercise Price per share (as defined below). The number and character of such Ordinary Shares and the applicable Exercise Price per share are subject to adjustment as provided herein.

     As used herein the following terms, unless the context otherwise requires, have the following respective meanings:

          (a) The term "Company" shall include B.O.S. Better On-Line Solutions Ltd. and any corporation which shall succeed, or assume the obligations of, B.O.S. Better On-Line Solutions Ltd. hereunder.

          (b) The term "Ordinary Shares" includes (i) the Company's Ordinary Shares, nominal value NIS 4.00 per share; and (ii) any other securities into which or for which any of the securities described in (i) may be converted or exchanged pursuant to a plan of recapitalization, reorganization, merger, sale of assets or otherwise.

          (c) The term "Other Securities" refers to any shares (other than Ordinary Shares) and other securities of the Company or any other person (corporate or otherwise) which the Holder of the Warrant at any time shall be entitled to receive, or shall have received, on the exercise of the Warrant, in lieu of or in addition to Ordinary Shares, or which at any time shall be issuable or shall have been issued in exchange for or in replacement of Ordinary Shares or Other Securities pursuant to Section 4 or otherwise.

          (d) The "Exercise Price" applicable under this Warrant shall be a price of $4.04 per Ordinary Share acquired hereunder.

     Capitalized terms used herein without definition shall have the meanings ascribed to such terms in that certain Securities Purchase Agreement dated as of the date hereof between the Borrower and the Holder.



1.   EXERCISE OF WARRANT.

     1.1 NUMBER OF SHARES ISSUABLE UPON EXERCISE. From and after the date hereof through and including the Expiration Date, the Holder shall be entitled to receive, upon exercise of this Warrant in whole or in part, by delivery of an original or fax copy of an exercise notice in the form attached hereto as Exhibit A (the "Exercise Notice") and payment in accordance with Section 2.2 below, Ordinary Shares of the Company (the "Warrant Shares"), subject to adjustment pursuant to
          Section 4. This Warrant may be exercised in whole or in part.

     1.2 FAIR MARKET VALUE. For purposes hereof, the "Fair Market Value" of an Ordinary Share as of a particular date (the "Determination Date") shall mean:

          (a) If the Company's Ordinary Shares are traded on the American Stock Exchange or another national exchange or are quoted on the National or SmallCap Market of The Nasdaq Stock Market, Inc.("Nasdaq"), then the closing or last sale price, respectively, reported for the last business day immediately preceding the Determination Date.

          (b) If the Company's Ordinary Shares are not traded on the American Stock Exchange or another national exchange or on the Nasdaq but is traded on the NASD OTC Bulletin Board, then the mean of the average of the closing bid and asked prices reported for the last business day immediately preceding the Determination Date.

          (c) Except as provided in clause (d) below, if the Company's Ordinary Shares are not publicly traded, then as the Holder and the Company agree or in the absence of agreement, by arbitration in accordance with the rules then in effect of the American Arbitration Association, before a single arbitrator to be chosen from a panel of persons qualified by education and training to pass on the matter to be decided.

          (d) If the Determination Date is the date of a liquidation, dissolution or winding up, or any event deemed to be a liquidation, dissolution or winding up pursuant to the Company's Articles of Association (the "Articles"), then all amounts to be payable per share to holders of the Ordinary Shares pursuant to the Articles in the event of such liquidation, dissolution or winding up, plus all other amounts to be payable per share in respect of the Ordinary Shares in liquidation under the Articles, assuming for the purposes of this clause (d) that all of the Ordinary Shares then issuable upon exercise of the Warrant are outstanding at the Determination Date.

     1.3 COMPANY ACKNOWLEDGMENT. The Company will, at the time of the exercise of the Warrant, upon the request of the Holder hereof acknowledge in writing its continuing obligation to afford to such Holder any rights to which such Holder shall continue to be entitled after such exercise in accordance with the provisions of this Warrant. If the Holder shall fail to make any such request, such failure shall not affect the continuing obligation of the Company to afford to such Holder any such rights.

     1.4 TRUSTEE FOR WARRANT HOLDERS. In the event that a bank or trust company shall have been appointed as trustee for the Holders of the Warrant pursuant to Subsection 3.2, such bank or trust company shall have all the powers and duties of a warrant agent (as hereinafter described) and shall accept, in its own name for the account of the Company or such successor person as may be entitled thereto, all amounts otherwise payable to the Company or such successor, as the case may be, on exercise of this Warrant pursuant to this Section 1.

2.   PROCEDURE FOR EXERCISE.

     2.1 DELIVERY OF SHARE CERTIFICATES, ETC., ON EXERCISE. The Company agrees that the Ordinary Shares purchased upon exercise of this Warrant shall be deemed to be issued to the Holder as the record owner of such shares as of the close of business on the date on which this Warrant shall have been surrendered and payment made for such shares in accordance herewith. As soon as practicable after the exercise of this Warrant in full or in part, and in any event within three (3) business days thereafter, the Company at its expense (including the payment by it of any applicable issue taxes) will cause to be issued in the name of and delivered to the Holder, or as such Holder (upon payment by such Holder of any applicable transfer taxes) may direct in compliance with applicable securities laws, a certificate or certificates for the number of duly and validly issued, fully paid and nonassessable Ordinary Shares (or Other Securities) to which the Holder shall be entitled on such exercise, plus, in lieu of any fractional share to which such Holder would otherwise be entitled, cash equal to such fraction multiplied by the then Fair Market Value of one full share, together with any other shares or other securities and property (including cash, where applicable) to which such Holder is entitled upon such exercise pursuant to Section 1 or otherwise.

     2.2 EXERCISE. (a) Payment may be made either (i) in cash, by wire transfer or by certified or official bank check payable to the order of the Company equal to the applicable aggregate Exercise Price, (ii) by delivery of the Warrant, or Ordinary Shares receivable upon exercise of the Warrant in accordance with Section (b) below, or (iii) by a combination of any of the foregoing methods, for the number of Ordinary Shares specified in such Exercise Notice (as such exercise number shall be adjusted to reflect any adjustment in the total number of Ordinary Shares issuable to the Holder per the terms of this Warrant) and the Holder shall thereupon be entitled to receive the number of duly authorized, validly issued, fully-paid and non-assessable Ordinary Shares (or Other Securities) determined as provided herein.

     (b) Notwithstanding any provisions herein to the contrary, if the Fair Market Value of one Ordinary Share is greater than the Exercise Price (at the date of calculation as set forth below), in lieu of exercising this Warrant for cash, the Holder may elect to receive shares equal to the value (as determined below) of this Warrant (or the portion thereof being exercised) by surrender of this Warrant at the principal office of the Company together with the properly endorsed Exercise Notice in which event the Company shall issue to the Holder a number Ordinary Shares computed using the following formula:

         X=Y            (A-B)
                       -------
                          A

    Where X =  the number of Ordinary Shares to be issued to the Holder

          Y = the number of Ordinary Shares purchasable under the Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being exercised (at the date of such calculation)

          A = the Fair Market Value of one of the Company's Ordinary Shares (at the date of such calculation)

          B =  Exercise Price (as adjusted to the date of such calculation)

3.   EFFECT OF REORGANIZATION, ETC.; ADJUSTMENT OF EXERCISE PRICE.

     3.1 REORGANIZATION, CONSOLIDATION, MERGER, ETC. In case at any time or from time to time, the Company shall (a) effect a reorganization, (b) consolidate with or merge into any other person, including the sale of substantially all of the Company's outstanding share capital to a corporate third party, in consideration for such third party's securities, or (c) transfer all or substantially all of its properties or assets to any other person under any plan or arrangement contemplating the dissolution of the Company, then, in each such case, as a condition to the consummation of such a transaction, proper and adequate provision shall be made by the Company whereby the Holder of this Warrant, on the exercise hereof as provided in Section 1 at any time after the consummation of such reorganization, consolidation or merger or the effective date of such dissolution, as the case may be, shall receive, in lieu of the Ordinary Shares (or Other Securities) issuable on such exercise prior to such consummation or such effective date, the shares and other securities and property (including cash) to which such Holder would have been entitled upon such consummation or in connection with such dissolution, as the case may be, if such Holder had so exercised this Warrant, immediately prior thereto, all subject to further adjustment thereafter as provided in Section 4.

     3.2 DISSOLUTION. In the event of any dissolution of the Company following the transfer of all or substantially all of its properties or assets, the Company, concurrently with any distributions made to holders of its Ordinary Shares, shall at its expense deliver or cause to be delivered to the Holder the shares and other securities and property (including cash, where applicable) receivable by the Holder of the Warrant pursuant to Section 3.1, or, if the Holder shall so instruct the Company, to a bank or trust company specified by the Holder and having its principal office in New York, NY as trustee for the Holder of the Warrant (the "Trustee").

     3.3 CONTINUATION OF TERMS. Upon any reorganization, consolidation, merger or transfer (and any dissolution following any transfer) referred to in this Section 3, this Warrant shall continue in full force and effect and the terms hereof shall be applicable to the shares and other securities and property receivable on the exercise of this Warrant after the consummation of such reorganization, consolidation or merger or the effective date of dissolution following any such transfer, as the case may be, and shall be binding upon the issuer of any such shares or other securities, including, in the case of any such transfer, the person acquiring all or substantially all of the properties or assets of the Company, whether or not such person shall have expressly assumed the terms of this Warrant as provided in
          Section 4. In the event this Warrant does not continue in full force and effect after the consummation of the transactions described in this Section 3, then the Company's securities and property (including cash, where applicable) receivable by the Holders of the Warrant will be delivered to Holder or the Trustee as contemplated by Section 3.2.

     4. EXTRAORDINARY EVENTS REGARDING ORDINARY Shares. In the event that the Company shall (a) issue additional Ordinary Shares as a dividend or other distribution on outstanding Ordinary Shares, (b) subdivide its outstanding Ordinary Shares, or (c) combine its outstanding Ordinary Shares into a smaller number of Ordinary Shares, then, in each such event, the Exercise Price shall, simultaneously with the happening of such event, be adjusted by multiplying the then Exercise Price by a fraction, the numerator of which shall be the number of Ordinary Shares outstanding immediately prior to such event and the denominator of which shall be the number of Ordinary Shares outstanding immediately after such event, and the product so obtained shall thereafter be the Exercise Price then in effect. The Exercise Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described herein in this Section 4. The number of Ordinary Shares that the Holder of this Warrant shall thereafter, on the exercise hereof as provided in Section 1, be entitled to receive shall be increased or decreased, as the case may be, to a number determined by multiplying the number of Ordinary Shares that would otherwise (but for the provisions of this Section 4) be issuable on such exercise by a fraction of which (a) the numerator is the Exercise Price that would otherwise (but for the provisions of this Section 4) be in effect, and (b) the denominator is the Exercise Price in effect on the date of such exercise.

     5. CERTIFICATE AS TO ADJUSTMENTS. In each case of any adjustment or readjustment in the Ordinary Shares (or Other Securities) issuable on the exercise of the Warrant, the Company at its expense will promptly cause its Chief Financial Officer or other appropriate designee to compute such adjustment or readjustment in accordance with the terms of the Warrant and prepare a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (a) the consideration received or receivable by the Company for any additional Ordinary Shares (or Other Securities) issued or sold or deemed to have been issued or sold, (b) the number of Ordinary Shares (or Other Securities) outstanding or deemed to be outstanding, and (c) the Exercise Price and the number of Ordinary Shares to be received upon exercise of this Warrant, in effect immediately prior to such adjustment or readjustment and as adjusted or readjusted as provided in this Warrant. The Company will forthwith mail a copy of each such certificate to the Holder of the Warrant and any Warrant agent of the Company (appointed pursuant to Section 13 hereof).

     6. RESERVATION OF SHARES, ETC., ISSUABLE ON EXERCISE OF WARRANT. The Company will at all times reserve and keep available, solely for issuance and delivery on the exercise of the Warrant, Ordinary Shares (or Other Securities) from time to time issuable on the exercise of the Warrant.

     7. REPRESENTATIONS AND WARRANTIES BY THE HOLDER. The Holder represents and warrants to the Company as follows:

     7.1 Holder understands that the Warrant is being offered and sold pursuant to an exemption or exemptions from registration requirements of Israeli and US Federal and state securities laws and that the Company is relying upon the truth and accuracy of Holder's representations contained in that Securities Purchase Agreement of even date herewith, including, without limitation, that the Holder is an "accredited investor" within the meaning of Regulation D under the Securities Act of 1933.

     7.2 Holder has substantial experience in evaluating and investing in private placement transactions of securities in companies similar to the Company so that it is capable of evaluating the merits and risks of its investment in the Company and has the capacity to protect its own interests. Holder is able to bear the economic risk of this investment.

     7.3 Holder is acquiring the Warrant and the Ordinary Shares issuable upon exercise of the Warrant for its own account for investment only, and not as a nominee or agent and not with a view towards or for resale in connection with their distribution.

     8. ASSIGNMENT; EXCHANGE OF WARRANT. Subject to compliance with applicable securities laws, this Warrant, and the rights evidenced hereby, may be transferred by any registered Holder hereof (a "Transferor") in whole or in part. On the surrender for exchange of this Warrant, with the Transferor's endorsement in the form of Exhibit B attached hereto (the "Transferor Endorsement Form") and together with evidence reasonably satisfactory to the Company demonstrating compliance with applicable securities laws, which shall include, without limitation, a legal opinion from the Transferor's counsel that such transfer is exempt from the registration requirements of applicable securities laws, the Company at its expense but with payment by the Transferor of any applicable transfer taxes) will issue and deliver to or on the order of the Transferor thereof a new Warrant of like tenor, in the name of the Transferor and/or the transferee(s) specified in such Transferor Endorsement Form (each a "Transferee"), calling in the aggregate on the face or faces thereof for the number of Ordinary Shares of Ordinary Stock called for on the face or faces of the Warrant so surrendered by the Transferor.

     9. REPLACEMENT OF WARRANT. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction of this Warrant, on delivery of an indemnity agreement or security reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, on surrender and cancellation of this Warrant, the Company at its expense will execute and deliver, in lieu thereof, a new Warrant of like tenor.

     10. REGISTRATION RIGHTS. The Holder of this Warrant has been granted certain registration rights by the Company. These registration rights are set forth in a Registration Rights Agreement entered into by the Company and the Purchaser dated as of even date of this Warrant.

     11. MAXIMUM EXERCISE. Notwithstanding anything contained herein to the contrary, the Holder shall not be entitled to convert pursuant to the terms of the Note or the Warrant an amount that would (a) be convertible into that number of Ordinary Shares which, when added to the number of Ordinary Shares otherwise beneficially owned by such Holder including those issuable upon exercise of warrants of the Company held by such Holder would exceed 4.99% of the outstanding Ordinary Shares of the Company at the time of conversion or (b) (ii) exceed twenty five percent (25%) of the aggregate dollar trading volume of the Ordinary Share for the thirty (30) day trading period immediately preceding delivery of a Notice of Conversion to the Company. For the purposes of the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Exchange Act and Regulation 13d-3 thereunder. The conversion limitation described in this Section 11 shall automatically become null and void without any notice to Company upon the occurrence and during the continuance beyond any applicable grace period of an Event of Default, or upon 75 days prior notice to the Company, except that at no time shall the beneficial ownership exceed 19.99% of the borrower's Ordinary Shares. Notwithstanding anything contained herein to the contrary, the number of Ordinary Shares issuable by the Company and acquirable by the Holder a pursuant to the terms of this Warrant and/or the Note issued by the Company to the Holder pursuant to this Securities Purchase Agreement, shall not exceed an aggregate of 833,085 of the Company's Ordinary Shares, (subject to appropriate adjustment for stock splits, stock dividends, or other similar recapitalizations affecting the Ordinary Shares).

     12. RIGHTS OF SHAREHOLDERS. No Holder shall be entitled, as a Warrant holder, to vote or receive dividends or be deemed the holder of the Ordinary Shares or any other securities of the Company, which may at any time be issuable upon the exercise of this Warrant for any purpose, nor shall anything contained herein be construed to confer upon the Holder, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issuance of shares, reclassification of shares, change of nominal value, consolidation, merger, conveyance, or otherwise) or to receive notice of meetings, or to receive dividends or subscription rights or otherwise until the Warrant shall have been exercised and the Ordinary Shares issuable upon the exercise hereof shall have become deliverable, as provided herein.

     13. WARRANT AGENT. The Company may, by written notice to each Holder of the Warrant, appoint an agent for the purpose of issuing Ordinary Shares (or Other Securities) on the exercise of this Warrant pursuant to Section 1, exchanging this Warrant pursuant to Section 8, and replacing this Warrant pursuant to
Section 9, or any of the foregoing, and thereafter any such issuance, exchange or replacement, as the case may be, shall be made at such office by such agent.

     14. TRANSFER ON THE COMPANY'S BOOKS. Until this Warrant is transferred on the books of the Company, the Company may treat the registered holder hereof as the absolute owner hereof for all purposes, notwithstanding any notice to the contrary.

     15. NOTICES, ETC. All notices and other communications from the Company to the Holder of this Warrant shall be mailed by first class registered or certified mail, postage prepaid, at such address as may have been furnished to the Company in writing by such Holder or, until any such Holder furnishes to the Company an address, then to, and at the address of, the last Holder of this Warrant who has so furnished an address to the Company.

     16. VOLUNTARY ADJUSTMENT BY THE COMPANY. The Company may at any time during the term of this Warrant reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the Board of Directors of the Company.

     17. MISCELLANEOUS. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought. This Warrant shall be governed by and construed in accordance with the laws of State of New York without regard to principles of conflicts of laws. Any action brought concerning the transactions contemplated by this Warrant shall be brought only in the state courts of New York or in the federal courts located in the state of New York; provided, however, that the Holder may choose to waive this provision and bring an action outside the state of New York. The Company hereby agrees to submit to the jurisdiction of such courts and waive trial by jury. The prevailing party shall be entitled to recover from the other party its reasonable attorney's fees and costs. In the event that any provision of this Warrant is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Warrant. The headings in this Warrant are for purposes of reference only, and shall not limit or otherwise affect any of the terms hereof. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision. Each of the Company and the Holder acknowledges that its legal counsel participated in the preparation of this Warrant and, therefore, stipulates that the rule of construction that ambiguities are to be resolved against the drafting party shall not be applied in the interpretation of this Warrant to favor any party against the other party.



                   [BALANCE OF PAGE INTENTIONALLY LEFT BLANK;
                            SIGNATURE PAGE FOLLOWS.]

     IN WITNESS WHEREOF, the Company has executed this Warrant as of the date first written above.

                                        B.O.S. BETTER ON-LINE SOLUTIONS LTD.


                                        By:
                                               -----------------------
                                        Name:
                                               -----------------------
                                        Title:
-----------------------                        -----------------------

                            MASTER SECURITY AGREEMENT

THIS MASTER SECURITY AGREEMENT (this "SECURITY AGREEMENT") made as of the 10th day of June 2004, by and between B.O.S. Better On-Line Solutions Ltd., a company incorporated under the laws of the State of Israel, company number 52-004256-5 (the "PLEDGOR") and Laurus Master Fund a Cayman Islands company (the "PURCHASER").



WHEREAS Pledgor and the Purchaser, have entered into a Securities Purchase Agreement dated June 10, 2004 (the "PURCHASE AGREEMENT")

WHEREAS the Pledgor has agreed to enter into this Security Agreement in order to secure the Obligations (as defined below) of the Pledgor to the Purchaser pursuant to the Purchase Agreement, the Note, the Warrant and the Related Agreements.

NOW, THEREFORE, IT IS AGREED AS FOLLOWS:


1. The Preamble to this Security Agreement constitutes an integral part thereof. All capitalized terms used herein and not defined herein shall have the meaning assigned to such terms in the Purchase Agreement.

2. To secure the full and punctual payment and performance of all Obligations (as hereafter defined), the Pledgor hereby assigns and grants to the Purchaser the following security interests:

     (a) A first priority floating charge on all assets of the Pledgor, now owned or at any time hereafter acquired by the Pledgor, or in which the Pledgor now has or at any time in the future may acquire any right, title or interest (the "PLEDGOR COLLATERAL"), including without limitation, all accounts, inventory, equipment, goods, promissory notes, contractual rights (subject to any assignment or pledge limitations included therein) chattel paper, investment property (excluding the Pledged Shares (as defined below) and any interests in Surf Communications Solutions Ltd. but including all other equity interests owned by the Pledgor), letter-of-credit rights, intellectual property, trademarks and tradestyles in which the Pledgor now has or hereafter may acquire any right, title or interest, all proceeds and products thereof (including, without limitation, proceeds of insurance) and all additions, accessions and substitutions thereto or therefore. A debenture with respect the said pledge is attached as EXHIBIT A hereto.

     (b) A first priority fixed charge on all of its right, title and interest in all outstanding and issued shares (144,330 Ordinary Shares) of BOScom Ltd. held by the Pledgor and any additional shares of BOScom Ltd. that Pledgor may acquire, receive and/or otherwise be entitled to (the "PLEDGED SHARES").

     A debenture with respect the Pledged Shares is attached as EXHIBIT B hereto.

3. Notwithstanding anything other provision herein, any security interest granted by the Pledgor hereunder shall be subject to any restriction, if such exist, on the transfer of intellectual property imposed by or pursuant to the regulations and directives of the Ministry of Industry and Trade and the Office of the Chief Scientist applicable to the Company.

4. The term "OBLIGATIONS" as used herein shall mean and include all debts, indebtedness, obligations and liabilities of the Pledgor to the Purchaser whether now existing or hereafter arising, direct or indirect, liquidated or unliquidated, absolute or contingent, due or not due and whether under, pursuant to or evidenced by a note, agreement, guaranty, instrument or otherwise and arising under, out of, or in connection with: (i) the Purchase Agreement, (ii) the Note, (iii) the Warrant, (iv) the Related Agreements (the Purchase Agreement, the Note, the Warrant and the Related Agreements and this Security Agreement, as each may be amended, modified, restated or supplemented from time to time, are collectively referred to as the "DOCUMENTS"), and in connection with any documents, instruments or agreements relating to or executed in connection with the Documents or any documents, instruments or agreements referred to therein, provided however that the realization of any pledge under this Security Agreement shall at all times be limited to the then outstanding amount payable to Purchaser under the Note and to any expenses and costs related to the realization of such pledge.

5. The Pledgor hereby represents, warrants and covenants to the Purchaser that:

     (a) it is a corporation validly existing and duly incorporated under the laws of the State of Israel;

     (b) its legal name is as set forth in its Certificate of Incorporation as amended through the date hereof and it will provide the Purchaser thirty (30) days' prior written notice of any change in its legal name;

     (c) its organizational identification number (if applicable) is as set forth above and it will provide the Purchaser thirty (30) days' prior written notice of any change in its organizational identification number;

     (d) it is the lawful owner of the Pledgor Collateral and the Pledged Shares, it has the sole right to grant a security interest therein and will defend such collateral against all claims and demands of all persons and entities;

     (e) it will keep the Pledgor Collateral and the Pledged Shares free and clear of all attachments, levies, taxes, liens, security interests and encumbrances of every kind and nature ("ENCUMBRANCES"), except for such Encumbrances which by their terms are junior to the security interests granted to the Purchaser and were created after receipt of the prior written consent of the Purchaser (which consent shall not be unreasonably withheld) or with respect to the Pledgor Collateral only, are made in the ordinary course of business;

     (f) it will not, without the Purchaser' prior written consent, which consent shall not be unreasonably withheld, sell, exchange, lease, pledge or otherwise dispose of or give any other rights in the Pledgor Collateral and the Pledged Shares except, with respect to the Pledgor Collateral only and not including the Pledged Shares, for sales and/or exchanges of tangible assets that are part of the Pledgor Collateral and for leases, pledges on assets imposed in connection with the purchase or lease thereof or other dispositions in the ordinary course of business.

     (g) it will insure or cause Pledgor Collateral to be insured in accordance with the provisions of the Purchase Agreement;

     (h) it will upon reasonable notice and during normal business hours allow the Purchaser or the Purchaser' representatives free access to and the right of inspection of the tangible Pledgor Collateral;

     (i) Pledgor hereby agrees to indemnify and save the Purchaser harmless from all loss, costs, damage, liability and/or expense, including reasonable attorneys' fees, that the Purchaser may sustain or incur to enforce payment, performance or fulfillment of any of the Obligations and/or in the enforcement of this Security Agreement or in the prosecution or defense of any action or proceeding either against the Purchaser or the Pledgor concerning any matter growing out of or in connection with this Security Agreement, and/or any of the Obligations and/or any of the Pledgor Collateral and the Pledged Shares, except to the extent caused by the Purchaser's own gross negligence or willful misconduct (as determined by a court of competent jurisdiction in a final and non-appealable decision). Notwithstanding the above, in no event shall Pledgor's aggregate liability pursuant to all sections of this Security Agreement exceed the then outstanding amount payable to Purchaser under the Note and to any expenses and costs related to the realization of such pledge.

6. The occurrence of any of the following events or conditions shall constitute an "Event of Default":

     (a) Breach of any covenant, warranty or representation made or furnished to the Purchaser by the Pledgor in any of the Documents, which, after given prior notice if subject to cure, shall not be cured for a period of thirty (30) business days;

     (b) the loss, theft, substantial damage, destruction to or of any material portion of the Pledgor Collateral; the sale or encumbrance of the Pledgor Collateral except as set forth under sections 5(e) or 5(f) above; the sale or encumbrance of the Pledged Shares or the making of any seizure or attachment thereof or thereon except to the extent:

          (i) such loss, damage or destruction is covered by insurance proceeds;

          (ii) said encumbrance is junior to the security interest provided hereunder and was registered per written prior consent provided by Purchaser, which consent shall not be unreasonably withheld; or

          (iii) said seizure or attachment does not secure indebtedness in excess of $50,000 or such seizure or attachment has not been removed or otherwise released within thirty (30) business days of the creation or the assertion thereof;

     (c) Pledgor is not able to pay its matured current debts, shall cease operations, dissolve, terminate its business existence, make an assignment for the benefit of creditors, suffer the appointment of a receiver, trustee, liquidator or custodian of all or any material part of the Pledgor's property, which appointment shall not have been revoked within thirty (30) business days;

     (d) Pledgor shall become subject to any proceedings under any applicable bankruptcy or insolvency law, which if commenced against the Pledgor, shall not be dismissed within thirty (30) business days;

     (e) The Pledgor shall repudiate, purport to revoke or fail to perform any or all of its obligations under the Note (after given no less than 15-days prior notice and after passage of applicable cure period, if any);

     (f) an Event of Default shall have occurred under and as defined in the Purchase Agreement or in any Related Agreement (after passage of applicable cure period, if any);

     (g) any event which materially adversely affects the value of any of the Pledged Shares and/or the Pledgor Collateral. The Pledgor shall promptly notify the Purchaser in writing of such event.

     (h) any event or series of events occur(s), which, in the reasonable opinion of the Purchaser, may have a material adverse effect on the business, condition (financial or otherwise), or results of operations of the Pledgor or on the ability of the Pledgor to comply with any of its material obligations hereunder or under the Purchase Agreement, provided that Purchaser gives the Pledgor a written notice for declaring a Default Event under this subclause (h), and further provided that the Pledgor shall be entitled to provide a written response to the Purchaser within fourteen (14) days, it being agreed however, that nothing herein nor the Pledgor's written response shall limit or delay the Purchaser's right, in its discretion, to declare a Default Event hereunder and exercise the remedies available to the Purchaser hereunder, immediately after Pledgor's written response.

7. Upon the occurrence of any Event of Default and at any time thereafter, the Purchaser may declare all Obligations immediately due and payable and the Purchaser shall have the remedies of a secured party provided in this Agreement and under any applicable law. Any proceeds of any foreclosures on any of the Pledgor Collateral or the Pledged Shares shall be first applied by the Purchaser to the payment of all expenses in connection with the sale of the Pledgor Collateral or the Pledged Shares, including reasonable attorneys' fees and other legal expenses and disbursements and the reasonable expense of retaking, holding, preparing for sale, selling, and the like, and any balance of such proceeds shall be applied by the Purchaser toward the payment of any outstanding Obligations in such order of application as the Purchaser may elect, and the Pledgor shall be liable for any deficiency.

8. If the Pledgor defaults in the performance or fulfillment of any of the terms, conditions, promises, covenants, provisions or warranties to be performed or fulfilled under or pursuant to this Security Agreement, the Purchaser may, at its option without waiving its right to enforce this Security Agreement according to its terms, immediately or at any time thereafter but subject to notice to the Pledgor, perform or fulfill the same or cause the performance or fulfillment of the same for Pledgor's account and at Pledgor's cost and expense, and the cost and expense thereof (including reasonable attorneys' fees) shall be added to the Obligations and shall be payable on demand with interest thereon at the highest rate permitted by law.

9. No delay or failure on the Purchaser's part in exercising any right, privilege or option hereunder shall operate as a waiver of such or of any other right, privilege, remedy or option, and no waiver whatever shall be valid unless in writing, signed by the Purchaser and then only to the extent therein set forth, and no waiver by the Purchaser of any default shall operate as a waiver of any other default or of the same default on a future occasion. The Purchaser's books and records containing entries with respect to the Obligations shall be admissible in evidence in any action or proceeding, and unless Pledgor presents records or other evidence to the contrary, shall be binding upon the Pledgor for the purpose of establishing the items therein set forth and shall constitute prima facie proof thereof. The Purchaser shall have the right to enforce any one or more of the remedies available to the Purchaser, successively, alternately or concurrently.

10. The Pledgor shall cooperate with the Purchaser and execute all documents as may be reasonably necessary to register the Pledged Shares and the Pledgor Collateral with the Israeli Registrar of Companies and/or any other Registrar, including, inter alia, the document(s) in the form annexed hereto as EXHIBIT C hereto, and shall bear all stamp taxes with respect to such registrations. The Pledgor undertakes to register such registrations with the Israeli Registrar of Companies within 3 business days in Israel. The Pledgor shall pay upon demand, all reasonable expenses, including reasonable attorney's fees, of enforcing the Purchaser's rights and remedies hereunder in the event of a breach by the Pledgor as well as with respect to expenses resulting from exercising the pledge of any of the Pledged Shares, and/or the Pledgor Collateral.

11. This Security Agreement shall terminate upon full payment of all the Obligations, including the Note, and the Purchaser undertakes to promptly sign any and all forms required in order to remove any and all security interests granted by Pledgor hereunder.

12. This Security Agreement shall be governed by and construed in accordance with the laws of the State of Israel and cannot be terminated orally. Notwithstanding the above, if legally possible, the Purchaser will be entitled to initiate any legal action according to the terms of this Agreement and elect to realize any or all of the Pledged Shares and/or the Pledgor Collateral, pursuant to the laws of the State of New York. In such event the competent courts of New York will have the exclusive jurisdiction and this Security Agreement shall be governed by and construed with the laws of the State of New York.

13. All of the rights, remedies, options, privileges and elections given to the Purchaser hereunder shall inure to the benefit of the Purchaser's successors and assigns. The term "Purchaser" as herein used shall include the Purchaser's company, any parent of the Purchaser's company, any of the Purchaser's subsidiaries and any co-subsidiaries of The Purchaser' parent, whether now existing or hereafter created or acquired, and all of the terms, conditions, promises, covenants, provisions and warranties of this Security Agreement shall inure to the benefit of and shall bind the representatives, successors and assigns of each of us and them.

14. All notices hereunder shall be sufficiently given if mailed or delivered to the addresses set forth below.



IN WITNESS WHEREOF this Master Security Agreement has been executed by the parties hereto as of the date first above written.



B.O.S. BETTER ON-LINE SOLUTIONS LTD.


Beit Rabin, 100 BOS Road, Teradyon
Industrial Park, Misgav 20179, Israel

Attention:  Chief Financial Officer
Facsimile:  (972) 4 999-0334

By:
       -------------------------
Name:
       -------------------------
Date:
       -------------------------


LAURUS MASTER FUND LTD.



--------------------------------------

By:
       -------------------------
Name:
       -------------------------
Date:
       -------------------------

                          REGISTRATION RIGHTS AGREEMENT

     This Registration Rights Agreement (this "Agreement") is made and entered into as of June 10, 2004, by and between B.O.S. Better On-Line Solutions Ltd., an Israeli corporation (the "Company"), and Laurus Master Fund, Ltd., a Cayman Islands Company (the "Purchaser").

     This Agreement is made pursuant to the Securities Purchase Agreement, dated as of the date hereof, by and between the Purchaser and the Company (the "Securities Purchase Agreement"), and pursuant to the Note and the Warrant referred to therein.

     The Company and the Purchaser hereby agree as follows:

     1. DEFINITIONS. Capitalized terms used and not otherwise defined herein that are defined in the Securities Purchase Agreement shall have the meanings given to such terms in the Securities Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:

     "AFFILIATE" of any specified person means any other person, directly or indirectly, controlling or controlled by or under common control with such specified person. For the purpose of this definition "control" as used with respect to any person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through the ownership of voting securities or by agreement or otherwise.

     "COMMISSION" means the Securities and Exchange Commission.

     "ORDINARY Shares" means the Company's Ordinary Shares, NIS 4.00 nominal value per share.

     "EFFECTIVENESS DATE" means the 90th day following the date hereof, or the 120th day following the date hereof if the Registration Statement is reviewed by the Commission.

     "EFFECTIVENESS PERIOD" shall have the meaning set forth in Section 2(a).

     "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, and any successor statute.


     "FILING DATE" means, with respect to the Registration Statement required to be filed hereunder, a date no later than forty five (45) days following the date hereof, and with respect to shares of Ordinary Stock issuable to the Holder as a result of adjustments to the Fixed Conversion Price made pursuant to Section 3.4 of the Secured Convertible Term Note or Section 4 of the Warrant or otherwise, sixty (60) days (ninety (90) days if the request is made between February 1 and March 31,) days after the occurrence such event or the date of the adjustment of the Fixed Conversion Price.

     "HOLDER" or "HOLDERS" means the Purchaser or any of its successors to the extent any of them hold Registrable Securities, provided that only registered holders of Registrable Securities shall be counted for purposes of calculating any proportion of holders entitled to take any action, receive any damages or give any notice pursuant to this Agreement.

     "INDEMNIFIED PARTY" shall have the meaning set forth in Section 5(c).

     "INDEMNIFYING PARTY" shall have the meaning set forth in Section 5(c).

     "MAJORITY HOLDERS" shall means the Holders of a majority of the then outstanding aggregate principal amount of Registrable Securities registered under a Registration Statement, provided that Registrable Securities which have been sold or otherwise transferred pursuant to the Registration Statement or Rule 144 shall not be included in the calculation of Majority Holders.

     "NOTE" has the meaning set forth in the Securities Purchase Agreement.

     "PROCEEDING" means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

     "PROSPECTUS" means the prospectus included in the Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by the Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

     "REGISTRABLE SECURITIES" means the shares of Ordinary Shares issued upon the conversion of the Note and issuable upon exercise of the Warrant.

     "REGISTRATION STATEMENT" means each registration statement required to be filed hereunder, including the Prospectus, amendments and supplements to such registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

     "RULE 144" means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

     "RULE 415" means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

     "SECURITIES ACT" means the Securities Act of 1933, as amended, and any successor statute.

     "TRADING MARKET" means any of the NASD OTC Bulletin Board, NASDAQ SmallCap Market, the Nasdaq National Market, the American Stock Exchange, the New York Stock Exchange and the Tel Aviv Stock Exchange.

     "WARRANT" means the Ordinary Shares purchase warrant issued pursuant to the Securities Purchase Agreement.

     2. All references in this Agreement to amendments or supplements to the Registration Statement, any preliminary Prospectus or Prospectus shall be deemed to mean and include the filing of any document under the Exchange Act, after the date of such Registration Statement, preliminary Prospectus or Prospectus, as the case may be, which is incorporated by reference therein. REGISTRATION.

     (a) On or prior to the Filing Date the Company shall prepare and file with the Commission a Registration Statement covering the Registrable Securities for an offering to be made on a continuous basis pursuant to Rule 415. The Registration Statement shall be on Form F-3 (except if the Company is not then eligible to register for resale the Registrable Securities on Form F-3, in which case such registration shall be on another appropriate form in accordance herewith). The Company shall cause the Registration Statement to become effective and remain effective as provided herein. The Company shall use its reasonable commercial efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as possible after the filing thereof, but in any event no later than the Effectiveness Date. The Company shall use its reasonable commercial efforts to keep the Registration Statement continuously effective under the Securities Act until the date which is the earlier date of when (i) all Registrable Securities have been sold; (ii) all Registrable Securities may be sold by non-Affiliates of the Company immediately without registration under the Securities Act and without volume restrictions pursuant to Rule 144(k), as determined by the counsel to the Company on the basis of the Holders' representations, pursuant to a written opinion letter to such effect, addressed and acceptable to the Company's transfer agent; or (iii) the second anniversary of the Closing Date (the "Effectiveness Period").

     (b) If: (i) the Registration Statement is not filed on or prior to the Filing Date; (ii) the Registration Statement is not declared effective by the Commission by the Effectiveness Date; (iii) after the Registration Statement is filed with and declared effective by the Commission, the Registration Statement ceases to be effective (by suspension, excluding a suspension of all trading on the Trading Market, or otherwise) as to all Registrable Securities to which it is required to relate at any time prior to the expiration of the Effectiveness Period (without being succeeded immediately by an additional registration statement filed and declared effective) for a period of time which shall exceed 30 days in the aggregate per year or more than 20 consecutive calendar days (defined as a period of 365 days commencing on the date the Registration Statement is declared effective); or (iv) the Ordinary Shares are not listed or quoted on any Trading Market, or is suspended from trading on any Trading Market (except for the Tel Aviv Stock Exchange) for a period of three (3) consecutive trading days (provided the Company shall not have been able to cure such trading suspension within 30 days of the notice thereof or list the Ordinary Stock on another Trading Market); (any such failure or breach being referred to as an "Event," and for purposes of clause (i) or (ii) the date on which such Event occurs, or for purposes of clause (iii) the date which such 30 day or 20 consecutive day period (as the case may be) is exceeded, or for purposes of clause (iv) the date on which such three (3) trading day period is exceeded, being referred to as "Event Date"), then until the applicable Event is cured, the Company shall pay to each Holder an amount in cash, as liquidated damages and not as a penalty, equal to 2.0% for each thirty (30) day period (prorated for partial periods) on a daily basis of the outstanding principal amount of the Note. While such Event continues, such liquidated damages shall be paid not less often than each thirty (30) days. Any unpaid liquidated damages as of the date when an Event has been cured by the Company shall be paid within seven (7) business days following the date on which such Event has been cured by the Company.

     (c) Within three business days of the Effectiveness Date, the Company shall cause its counsel to issue a blanket opinion in the form attached hereto as Exhibit A, to the transfer agent stating that the shares are subject to an effective registration statement and can be reissued free of restrictive legend upon notice of a sale by Purchaser and confirmation by Purchaser that it has complied with the prospectus delivery requirements, provided that the Company has not advised the transfer agent orally or in writing that the opinion has been withdrawn. Copies of the blanket opinion required by this Section 2(c) shall be delivered to Purchaser within the time frame set forth above.


     3. REGISTRATION PROCEDURES. If and whenever the Company is required by the provisions hereof to effect the registration of any Registrable Securities under the Securities Act, the Company will, by the Filing Date:

     (a) prepare and file with the Commission the Registration Statement with respect to such Registrable Securities, respond as promptly as possible to any comments received from the Commission, and use its reasonable commercial efforts to cause the Registration Statement to become and remain effective for the Effectiveness Period with respect thereto, and promptly provide to the Purchaser copies of all filings and Commission letters of comment relating thereto;

     (b) prepare and file with the Commission such amendments and supplements to the Registration Statement and the Prospectus used in connection therewith as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by the Registration Statement and to keep such Registration Statement effective until the expiration of the Effectiveness Period;

     (c) furnish to the Purchaser such number of copies of the Registration Statement and the Prospectus included therein (including each preliminary Prospectus) as the Purchaser reasonably may request to facilitate the public sale or disposition of the Registrable Securities covered by the Registration Statement;

     (d) use its commercially reasonable efforts to register or qualify the Purchaser's Registrable Securities covered by the Registration Statement under the securities or "blue sky" laws of such jurisdictions within the United States as the Purchaser may reasonably request, provided, however, that the Company shall not for any such purpose be required to qualify generally to transact business as a foreign corporation in any jurisdiction where it is not so qualified or to consent to general service of process in any such jurisdiction;

     (e) list the Registrable Securities covered by the Registration Statement with any securities exchange on which the Ordinary Shares of the Company are then listed;

     (f) immediately notify the Purchaser at any time when a Prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event, of which the Company has knowledge, as a result of which the Prospectus contained in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing; and

     (g) make available for inspection by the Purchaser and any attorney, accountant or other agent retained by the Purchaser, all relevant publicly available, non-confidential financial and other records, pertinent corporate documents and properties of the Company as is customary for due diligence examinations in connection with public offerings, and cause the Company's officers, directors and employees to supply all such relevant publicly available non-confidential information reasonably requested by the attorney, accountant or agent of the Purchaser.

     4. REGISTRATION EXPENSES. All expenses relating to the Company's compliance with Sections 2 and 3 hereof, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants for the Company, fees and expenses (including reasonable counsel fees) incurred in connection with complying with state securities or "blue sky" laws, fees of the NASD, transfer taxes, fees of transfer agents and registrars, fees of, and disbursements incurred by, one counsel for the Holders (to the extent such counsel is required due to Company's failure to meet any of its obligations hereunder), are called "Registration Expenses". All selling commissions applicable to the sale of Registrable Securities, including any fees and disbursements of any special counsel to the Holders beyond those included in Registration Expenses, are called "Selling Expenses." The Company shall only be responsible for all Registration Expenses and not for any Selling Expenses.

     5. INDEMNIFICATION.

     (a) In the event of a registration of any Registrable Securities under the Securities Act pursuant to this Agreement, the Company will indemnify and hold harmless the Purchaser, and its officers, directors and each other person, if any, who controls the Purchaser within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which the Purchaser, or such persons may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement under which such Registrable Securities were registered under the Securities Act pursuant to this Agreement, any preliminary Prospectus or final Prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Purchaser, and each such person for any reasonable legal or other expenses incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case if and to the extent that any such loss, claim, damage or liability arises out of or is based upon (A) any untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by or on behalf of the Purchaser or any such person in writing specifically for use in any such document; (B) use of the Registration Statement or the related Prospectus following a Discontinuation Event, provided Purchaser received prior notice of such Discontinuation Event; or (C) if the Purchaser fails to deliver a Prospectus, as then amended or supplemented, provided that the Company shall have delivered to the Purchaser such Prospectus.

          Notwithstanding the foregoing, the Company shall not be liable for any losses, claims, damages or liabilities by reason of any compromise, consent to entry of judgment, or settlement effected without the Company's prior written consent, which consent shall not be unreasonably withheld or conditioned.

     (b) In the event of a registration of the Registrable Securities under the Securities Act pursuant to this Agreement, the Purchaser will indemnify and hold harmless the Company, and its officers, directors and each other person, if any, who controls the Company within the meaning of the Securities Act, against all losses, claims, damages or liabilities, joint or several, to which the Company or such persons may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact which was furnished in writing by the Purchaser to the Company expressly for use in (and such information is contained in) the Registration Statement under which such Registrable Securities were registered under the Securities Act pursuant to this Agreement, any preliminary Prospectus or final Prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company and each such person for any reasonable legal or other expenses incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, provided, however, that the Purchaser will be liable in any such case if and only to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished in writing to the Company by or on behalf of the Purchaser specifically for use in any such document. Notwithstanding the provisions of this paragraph, the Purchaser shall not be required to indemnify any person or entity in excess of the amount of the aggregate net proceeds received by the Purchaser in respect of Registrable Securities in connection with any such registration under the Securities Act.

     (c) Promptly after receipt by a party entitled to claim indemnification hereunder (an "Indemnified Party") of notice of the commencement of any action, such Indemnified Party shall, if a claim for indemnification in respect thereof is to be made against a party hereto obligated to indemnify such Indemnified Party (an "Indemnifying Party"), notify the Indemnifying Party in writing thereof, but the omission so to notify the Indemnifying Party shall not relieve it from any liability which it may have to such Indemnified Party other than under this Section 5(c) and shall only relieve it from any liability which it may have to such Indemnified Party under this Section 5(c) if and to the extent the Indemnifying Party is substantially prejudiced by such omission. In case any such action shall be brought against any Indemnified Party and it shall notify the Indemnifying Party of the commencement thereof, the Indemnifying Party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel satisfactory to such Indemnified Party, and, after notice from the Indemnifying Party to such Indemnified Party of its election so to assume and undertake the defense thereof, the Indemnifying Party shall not be liable to such Indemnified Party under this Section 5(c) for any legal expenses subsequently incurred by such Indemnified Party in connection with the defense thereof; if the Indemnified Party retains its own counsel, then the Indemnified Party shall pay all fees, costs and expenses of such counsel, provided, however, that, if the defendants in any such action include both the indemnified party and the Indemnifying Party and the Indemnified Party shall have reasonably concluded that there may be reasonable defenses available to it which are different from or additional to those available to the Indemnifying Party or if the interests of the Indemnified Party reasonably may be deemed to conflict with the interests of the Indemnifying Party, the Indemnified Party shall have the right to select one separate counsel and to assume such legal defenses and otherwise to participate in the defense of such action, with the reasonable expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the Indemnifying Party as incurred.

     (d) In order to provide for just and equitable contribution in the event of joint liability under the Securities Act in any case in which that an Indemnified Party or any officer, director or controlling person thereof, makes a claim for indemnification pursuant to this Section 5 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced, notwithstanding the fact that this Section 5 provides for indemnification in such case, then the Indemnifying Party will contribute to the aggregate losses, claims, damages or liabilities to which it may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and the relative fault of the Indemnified Party as well as any other relevant equitable considerations. Relative fault shall be determined by reference to, among other things, whether any untrue statement or omission or alleged untrue statement of a material fact or the omission to state a material fact relates to information provided by the Indemnifying Party or the Indemnified Party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Notwithstanding the foregoing, no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

     (e) The provisions of this Section 5 will remain in full force and effect and survive the sale by the Purchaser of the Registrable Securities covered by the Registration Statement.

     6. [RESERVED].

     7. MISCELLANEOUS.

     (a) REMEDIES. In the event of a breach by the Company or by a Holder, of any of their respective obligations under this Agreement, each Holder or the Company, as the case may be, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, will be entitled to specific performance of its rights under this Agreement.

     (b) NO PIGGYBACK ON REGISTRATIONS. Except as and to the extent specified in Schedule 7(b) hereto, neither the Company nor any of its security holders (other than the Holders in such capacity pursuant hereto) may, without the consent of the Holder, which consent shall not be unreasonably withheld, include securities of the Company in any Registration Statement other than the Registrable Securities, and the Company shall not after the date hereof enter into any agreement providing any such right for inclusion of shares in the Registration Statement to any of its security holders. Except as and to the extent specified in Schedule 7(b) hereto, the Company has not previously entered into any agreement granting any registration rights with respect to any of its securities to any person that have not been fully satisfied.

     (c) COMPLIANCE. Each Holder covenants and agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to it in connection with sales of Registrable Securities pursuant to the Registration Statement.

     (d) DISCONTINUED DISPOSITION. Each Holder agrees by its acquisition of such Registrable Securities that, upon receipt of a notice from the Company of the occurrence of a Discontinuation Event (as defined below), such Holder will forthwith discontinue disposition of such Registrable Securities under the applicable Registration Statement until such Holder's receipt of the copies of the supplemented Prospectus and/or amended Registration Statement or until it is advised in writing by the Company that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement. The Company may provide appropriate stop orders to enforce the provisions of this paragraph. For purposes of this Section 7(d), a "Discontinuation Event" shall mean (i) when the Commission notifies the Company whether there will be a "review" of such Registration Statement and whenever the Commission comments in writing on such Registration Statement (the Company shall provide true and complete copies thereof and all written responses thereto to each of the Holders); (ii) any request by the Commission or any other Federal or state governmental authority for amendments or supplements to such Registration Statement or Prospectus or for additional information;
          (iii) the issuance by the Commission of any stop order suspending the effectiveness of such Registration Statement covering any or all of the Registrable Securities or the initiation of any Proceedings for that purpose; (iv) the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose; (v) the occurrence of any event or passage of time that makes the financial statements included in such Registration Statement ineligible for inclusion therein or any statement made in such Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to such Registration Statement, Prospectus or other documents so that, in the case of such Registration Statement or Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

     (e) PIGGY-BACK REGISTRATIONS. If at any time during the Effectiveness Period there is not an effective Registration Statement covering all of the Registrable Securities and the Company shall determine to prepare and file with the Commission a registration statement relating to an offering for its own account or the account of others under the Securities Act of any of its equity securities, other than on Form F-4 or Form S-8 (each as promulgated under the Securities Act) or their then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with stock option or other employee benefit plans, then the Company shall send to each Holder written notice of such determination and, if within fifteen (15) days after receipt of such notice, any such Holder shall so request in writing, the Company shall include in such registration statement all or any part of such Registrable Securities such holder requests to be registered to the extent the Company may do so without violating registration rights of others which exist as of the date of this Agreement, subject to customary underwriter cutbacks applicable to all holders of registration rights and subject to obtaining the consent of any selling stockholder(s) to such inclusion under such registration statement.



     (f) AMENDMENTS AND WAIVERS. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the same shall be in writing and signed by the Company and the Majority Holders. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of certain Holders and that does not directly or indirectly affect the rights of other Holders may be given by Holders of at least a majority of the Registrable Securities to which such waiver or consent relates; provided, however, that the provisions of this sentence may not be amended, modified, or supplemented except in accordance with the provisions of the immediately preceding sentence.

     (g) NOTICES. Any notice or request hereunder may be given to the Company or the Purchaser at the respective addresses set forth below or as may hereafter be specified in a notice designated as a change of address under this Section 7(g). Any notice or request hereunder shall be given by registered or certified mail, return receipt requested, hand delivery, overnight mail, Federal Express or other national overnight next day carrier (collectively, "Courier") or telecopy (confirmed by mail). Notices and requests shall be, in the case of those by hand delivery, deemed to have been given when delivered to any party to whom it is addressed, in the case of those by mail or overnight mail, deemed to have been given five (5) business days after the date when deposited in the mail or three (3) business days after the date when deposited with the overnight mail carrier, in the case of a Courier, the two (2) business days following timely delivery of the package with the Courier, and, in the case of a telecopy, when confirmed. The address for such notices and communications shall be as follows:

   IF TO THE COMPANY:               B.O.S. Better On-Line Solutions Ltd.
                                    To the address set forth under the
                                    Company's name on the signature page
                                    hereto.

                                    WITH A COPY TO:
                                    Amit, Pollak, Matalon & Ben-Naftali, Erez
                                    & Co.
                                    NYP Tower, 17 Yitzhak Sadeh Street, 19th
                                    Floor
                                    Tel Aviv 67775
                                    Attention: Shlomo Landress, Esq.

                                    Facsimile: (972) 3 561-3620


   IF TO A PURCHASER:               To the address set forth under Purchaser's
                                    name on the signature page hereto.

   IF TO ANY OTHER PERSON WHO IS
   THEN THE REGISTERED HOLDER:      To the address of such Holder as it appears
                                    in the stock transfer books of the Company

or such other address as may be designated in writing hereafter in accordance with this Section 7(g) by such person.

     (h) SUCCESSORS AND ASSIGNS. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties and shall inure to the benefit of each Holder. The Company may not assign its rights or obligations hereunder without the prior written consent of each Holder. Each Holder may assign their respective rights hereunder in the manner and to the persons as permitted under the Note and the Security Agreement with the prior written consent of the Company, which consent shall not be unreasonably withheld.

     (i) EXECUTION AND COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and, all of which taken together shall constitute one and the same Agreement. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature were the original thereof.

     (j) GOVERNING LAW. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement shall be commenced exclusively in the state and federal courts sitting in the City of New York, Borough of Manhattan. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such Proceeding is improper. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. If either party shall commence a Proceeding to enforce any provisions hereunder, then the prevailing party in such Proceeding shall be reimbursed by the other party for its reasonable attorneys fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Proceeding.

     (k) CUMULATIVE REMEDIES. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

     (l) SEVERABILITY. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

     (m) HEADINGS. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

                   [BALANCE OF PAGE INTENTIONALLY LEFT BLANK;
                             SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

B.O.S. BETTER ON-LINE SOLUTIONS LTD.             LAURUS MASTER FUND, LTD.


By:                                              By:
      ---------------------                             ---------------------
Name:                                            Name:
      ---------------------                             ---------------------
Title:                                           Title:
      ---------------------                             ---------------------

ADDRESS FOR NOTICES:                             ADDRESS FOR NOTICES:

Beit Rabin, 100 BOS Road                         825 Third Avenue - 14th Floor
Teradyon Industrial Park, Misgav 20179           New York, NY  10022
Israel
Attention:      Nehemia Kaufman, CFO             Attention:  David Grin
Facsimile:      (972) 4 999-0334                 Facsimile:  212-541-4434